UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

2014 ANNUAL REPORT

INTRODUCTION

CONCESSION AREA

Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor S.A.” or the “Company”) exclusively renders distribution and marketing services of electrical energy to all users connected to the power supply network in the following area: In the City of Buenos Aires: the area defined by Dock "D", street with no name, drawing of the future Coast Highway, which is an extension of Pueyrredón avenue, Córdoba avenue, San Martín railroad, General San Martín avenue, Zamudio, Tinogasta, General Paz avenue and Río de la Plata avenue. In the Province of Buenos Aires, it comprises the Districts of Belén de Escobar, General Las Heras, General Rodriguez, former General Sarmiento (which now includes San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, former Morón (which now includes Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López.

SUPERVISORY AND ADMINISTRATION BODIES – 2014 FISCAL YEAR

Board of Directors

All Edenor S.A.-related decisions are taken by the Board of Directors which, pursuant to the Company’s  By-laws, is composed of 12 regular directors and 12 alternate directors. The term of office of all directors if of one year and they may be re-elected for consecutive periods.

In turn, the Board of Directors assigns specific duties to an Executive Board and to the Audit Committee, both solely composed of members of the Board and the Audit Committee fully composed of independent members in compliance with the criteria set forth in the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, “CNV”) and Sarbanes-Oxley Act (“SOX”).

At the meeting held on May 8, 2014, the Company’s Board of Directors approved the continuance of Mr. Ricardo Torres as Chairman of the Board of Directors.

Composition of the Board of Directors composition for the 2014 Fiscal Year is as follows:

Name	Position	Independence
Ricardo Torres	Chairman	Non independent
Gustavo Mariani	Regular Director	Non independent
Edgardo Alberto Volosín	Regular Director	Non independent
Marcos Marcelo Mindlin	Vice-chairman	Non independent
Pablo Alejandro Díaz	Regular Director	Non independent
Maximiliano Fernández *	Regular Director	Independent
Eduardo Luis Llanos*	Regular Director	Independent
Emmanuel Antonio Álvarez Agis	Regular Director	Independent
Eduardo Setti	Regular Director	Independent
Juan Cuattromo*	Regular Director	Independent
Eduardo Endeiza	Regular Director	Independent
Santiago Durán Cassiet	Regular Director	Independent
Diego Martín Salaverri	Alternate Director	Non independent
Jaime Javier Barba**	Alternate Director	Non independent
Damián Miguel Mindlin	Alternate Director	Non independent
Name	Position	Independence
Leandro Carlos Montero	Alternate Director	Non independent
Daniel Eduardo Flaks	Alternate Director	Non independent
Mariano Batistella	Alternate Director	Non independent
Diana Mondino	Alternate Director	Independent
Haroldo Montagu	Alternate Director	Independent
Gastón Ghioni	Alternate Director	Independent
Esteban Serrani	Alternate Director	Independent

(*) Members of the Audit Committee.

(**) He tendered his resignation as Alternate Director on August 21, 2014, which was accepted by the Board of Directors’ Meeting held on September 22, 2014.

Supervisory Committee

The Company's Bylaws set forth that its supervision shall be entrusted to a Supervisory Committee composed of 3 Regular Auditors and 3 Alternate Auditors, all of whom shall be elected by the shareholders and shall have a term of office of one (1) fiscal year.

Their main duty is to control the lawfulness of the Board of Directors' compliance with the regulations under the Argentine Companies’ Act (Ley de Sociedades Comerciales), the Company’s Bylaws and, if any, the Shareholders’ Meeting's decisions.

Name	Position	Independence
Damián Burgio	Regular Auditor	Non independent
José Daniel Abelovich	Regular Auditor	Independent
Jorge Roberto Pardo	Regular Auditor	Independent
Santiago Dellatorre	Alternate Auditor	Non independent
Marcelo Héctor Fuxman	Alternate Auditor	Independent
Fernando Sánchez	Alternate Auditor	Independent

LETTER FROM THE CHAIRMAN

To the Shareholders:

I submit for your consideration the Annual Report, Financial Statements and other documentation for the fiscal year ended December 31, 2014, which are presented by the Board of Directors to be considered by the Company’s Annual Regular Shareholders’ Meeting.

Such documentation discloses the Company’s course of business during its twenty-third fiscal year, characterized by worsening of economic and financial difficulties which, as warned in previous years, are the result of a rate scheme freezing and uninterrupted increase in costs, which continue adversely affecting our activity. The period under analysis disclosed an accounting loss of AR$780 million, and operating deficit before recognition of higher costs for the striking amount of AR$2,525 billion and funding needs in excess of AR$3,450 billion.

Since May 2013, the Energy Secretariat provided for the recognition of a reduced portion (approximately one third) of the actual increase owed to the Company as a result of partial application of the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC) under the Memorandum of Agreement of the 2007 Concession Agreement Renegotiation, as it was not duly applied to rates. Said action was taken based on the passing and application of ES Resolution 250/13 and its subsequent extension, which provided for the offset of such recognition with the Company’s debts under the Program for the Rational Use of Electric (PUREE) and with CAMMESA under energy purchases. This recognition, that in 2014 amounted to AR$2,272 billion, prevented the Company from losing all its net worth and from being dissolved with consequences difficult to foresee due to their weight. However, it did not prevent fiscal year losses from consuming, as of December 31, 2014, all the Company’s reserves and more than fifty percent of the capital stock. Accordingly, upcoming Shareholders’ Meeting will have to resolve, at its extraordinary meeting, on the mandatory capital reduction, in compliance with the provisions of section 206 of the Argentine Companies’ Law No. 19550.

As a result of the operating deficit borne by the Company and the deeper disparity between income and expenses as a result of rate freezing and increase in exploitation and investment costs, as from October 2012, Edenor was forced to postpone payments to CAMMESA for energy purchased at WEM; this situation was worsened during 2014 fiscal year, with virtually all payments postponed. As a consequence thereof, by 2014 closing date, debt with CAMMESA totals AR$2,257 billion, including interest and after considering the above mentioned offset based on cost recognition. However, even this radical measure proved to be insufficient to cover financial deficit.

To that end, and to address the overwhelming impact of salary increases, the Company was forced to resort to other financing sources not contemplated under the regulatory framework in force. In May, the Company was notified of Labor Secretariat Resolution No. 836/2014 of the Ministry of Work, Employment and Social Security, which provides that energy distribution and generation companies, should apply to their employees represented by the union Sindicato de Luz y Fuerza de Capital Federal, an increase equal to  fifteen percent (15%) on salary amounts effective as of April 2014, and an additional increase of ten percent (10%) as from July 2014; and these increases further apply to the Company’s contractors whose employees are subject to collective bargaining agreements of said union and also subsequently applicable to employees represented by Asociación del Personal Superior de Empresas de Energía (“APSEE”) as set forth in Labor Secretariat Resolution No. 1928 passed in October. It should be mentioned that, considering these increases and the new calculation of higher payments based on seniority and certain new working forms, in addition to the 7% salary increase approved in January 2014 also by a Ministry of Work resolution, increase in salary costs reached up to 44% with a devastating impact on 2014 fiscal year, including own staff and contractors, of approximately AR$527 million, representing an annual cost of AR$719 million. The Company filed the relevant motions with the administrative authorities and requested ENRE its recognition in earnings as set forth in the Regulatory Framework.

In that respect and as the Company had no sufficient resources to afford the new increases, the Energy Secretariat instructed CAMMESA to grant the Company a financing to cover its underfunding by executing a loan for consumption, which may be extended based on the Company’s and its contractors’ monthly needs and, as guarantee thereof, the Company assigned and transferred to CAMMESA receivables that, for any reason, were held by it at WEM up to the amount effectively disbursed by CAMMESA. Said loan was executed in July 2014 and is in full force and effect as of the date hereof. Such financing, presently accruing interest in favor of CAMMESA at the market rate, and with a still uncertain repayment source, increases debts, losses and determines the Company’s changes in its equity.

In September 2014, the Energy Secretariat passed Resolution No. 65/2014, providing that temporary insufficiency of income from “Fondo para Obras de Consolidación y Expansión de Distribución Eléctrica” (FOCEDE) relevant to the Company, be covered through CAMMESA, at the expense of the Unified Fund, as set forth in section 3 of ES Resolution No. 2.022/2005. To that end, the Secretariat provided that a loan be granted to the Company by executing a new loan for consumption and collateral assignment of claims agreement, with positive balance in favor of the Stabilization Fund, which was signed on September 30, 2014 and that as of the date hereof has been twice extended in its amount, currently totaling AR$1,700 billion to partially cover the 2014-2017 investment plan, and in relation to which only AR$200 million were disbursed by 2014 fiscal year closing.

As of the date hereof, the Company is unable to give any assurances as regards its capacity to repay such debts in the future, nor in relation to the continuity and sufficiency of these financing sources to afford its financial deficit.

Notwithstanding the above, and in line with the decision made by the Board of Directors in 2012, throughout 2014 fiscal year, and despite the serious situation experienced by the Company, priority continued to be given to the execution of those works necessary to preserve the licensed utility quality standard and facilities safety, beyond any business-related contingences, and to cover any increase in demand. In that sense, investments made during the fiscal year totaled AR$1,702 billion, exceeding those made in 2013 fiscal year, which amounted to AR$1,092 billion. This increase, higher than 56%, was caused by the execution of the investment plan created by Edenor, partially financed through the Fondo para Obras de Consolidación y Expansión de la Energía Eléctrica (FOCEDE), and it was largely used to expand structures of facilities, to reinforce existing facilities and to new connections, as well as major investments were made for the sake of environmental protection and safety in public thoroughfare, all entailing benefits for users. Nevertheless, works pace and progress are conditioned upon the foresight and availability of funds, which depend on the possibility of obtaining the relevant approvals by the Ente Regulador, Comisión de Ejecución del Fideicomiso Financiero y de Administración (Financial Trust Execution and Management Commission) of the FOCEDE created under Res. 347/2012, and the Energy Secretariat, and the resulting execution of the loans for consumption extension with CAMMESA. Being aware that this concept may be deemed repetitive, financial charges and the uncertain repayment capacity due to the complete lack of real resources, will continue impacting on the Company’s results and net worth in the near future.

As the Company’s Board of Directors is fully aware of its major responsibility as governing body of a national energy distribution utility licensee, since Edenor’s economic-financial distress prevents it from having true funding sources at its disposal, then postponement of payments owed to CAMMESA and execution of loans for consumption as mentioned above allowed it to have available funds enough to execute the investment plan, as well as to afford increasing network operation and maintenance costs, and also to timely make all payments under its financial debt. And always seeking not to jeopardize the continuance, quality and safety of the utility service Edenor provides its users while remaining loyal to our mission and vision.

However and for the reasons described above, that largely depends on CAMMESA not claiming repayment of its debt, a fact that the Company cannot rule out for certain, as in April 2014, CAMMESA repeatedly claimed payment of Edenor’s debt. Said claim, which is inconsistent with the loans granted as described above, was timely answered, stating that cash deficit preventing the Company from repaying that debt is a force majeure event as Edenor is unable to approve its own rate, but it depends on the Regulatory Authority to have earnings enough to repay such debt while still prioritizing the service rendering with the highest quality and safety standards, as explained. In that respect, it should be noted that in case of an adverse turnaround of this situation and if it cannot be reversed with a rate scheme adjustment or other type of earnings, in the short term, Edenor’s cash flow problems will become worse. In the same sense, in the absence of new solutions devised by the Concession Power, Edenor’s net worth will be negative in upcoming quarters, bringing about unforeseeable consequences as to the service rendering in the future and as to the Company, and its presence at Buenos Aires and New York stock exchanges.

In connection with the financial debt, net of liquid assets and financial assets, in 2014 fiscal year it increased by nearly 21% as compared to the prior fiscal year mainly as a consequence of the exchange rate effect, as virtually all Edenor S.A.’s financial debt is denominated in U.S. dollars. In the economic scenario of the Company’s business, it is not possible to foresee future performance of the exchange rate neither that of other Argentine economy factors that may have an impact on the Company’s economic and financial condition. During 2014, financial debt interest services were timely paid up. However, if the Company’s income-expenditure structure is not changed, during 2015, the Company will find it difficult to continue meeting those commitments without postponing compliance with other obligations qualified as core by the Board of Directors.

All statements above, in reference to the Company’s unstable situation and its capacity to afford the increasing service costs, are not reflected, as it might be expected, in service quality indicators. This is possible thanks to the constant effort made by all the Company’s employees, who beyond the uncertainties described above, strive hard day after day to do business in an unforeseeable and constantly changing environment, while keeping our client’s satisfaction and service quality standards ranking first among Argentine top utility companies. However we are aware that though all service quality indicators are kept at reasonable levels, their gradual deterioration is being noticed.  This analysis cannot be isolated from the fact that upon lack of price signals, residential demand continued growing, with the resulting impact on the Company’s facilities and the level of breakdowns and claims.

Besides, and following the Company’s Board of Directors’ instructions given to its legal representatives in June 2013 to proceed with the remedies timely sought to protect Edenor’s rights under the Memorandum of Agreement of the Concession Agreement Renegotiation and for the purposes of obtaining full recognition of those rights that were not honored by ES Resolution 250/2013, as well as obtaining compensation for damages suffered by the Company as a consequence of the breach of obligations under said Memorandum of Agreement, in February 2014, a motion for preliminary injunction was filed with the National Courts claiming the Argentine Government, in its capacity as Concession Power, to financially assist Edenor S.A. Notwithstanding the fact that such motion was dismissed by the trial and appeal courts, the Company will continue filing all administrative and court claims it may deem necessary to protect Edenor’s rights, the licensed utility and its directors and managers, furthering the main goal of a safe service rendering to users at all times.

During 2014, environment and occupational health continued to be Edenor’s priority. During such fiscal year, the Company worked on receiving its Comprehensive Management System re-certification, which was granted in early 2015 by IRAM and IQNet in connection with IRAM-ISO 9001:2008 quality management systems ISO 14001:2005 environmental management system and OHSAS 18001:2007 occupational safety and health management systems. These certifications guarantee that Edenor continues applying the world’s highest standards to its operations.

As regards technological innovations, during 2014 fiscal year, the “EDENOR 2.0” project was implemented. With this new platform, to which Edenor users have access with their smart phones, they may check information on their accounts, submit any claims, perform measurement readings, search for the Company’s commercial offices, among other features. This application is also a new communication channel between users and the Company, and it is expected to build up more features enabling a better relation with our clients and their needs and requirements.

In the same sense, the Company is working on the deployment of the Technical Project, which is mainly focused on achieving better efficiency in case of emergencies, improved productivity and quality of works done, and a proper follow-up and management of assets that are part of the distribution network. This project consists in implementing an asset management system and a workforce management system. These projects cause Edenor to once again lead the way in the world in terms of technological advances applied to the energy distribution service. The project will give the Company the possibility to arrange its activities, schedule works, prevent faults, learn about its facilities condition and the workforce available in the most efficient and faster manner by using artificial intelligence, geo localization and state-of-the-art communication resources. One of the most important benefits expected by implementing this project is achieving agents efficiency, repetitions and failed attempts reduction, greater efficiency in the field workforce, by reducing times between works and increased shift and crew works, efficient use of mobile units, fuels, spare parts and improved levels of technical and commercial service.

In summary, at present, the Company has true funding from its rate income to cover less than a fourth of its real financial needs to maintain the licensed utility and perform the works necessary to preserve facilities quality and safety, as well as to satisfy any increases in demand. Then it is up to the relevant authorities to authorize and allow CAMMESA to make any necessary funds available to the Company, whether by putting off collection of energy purchase invoices and/or in the form of loans to pay investment and salaries. The situation is clearly unstable but, as of the date hereof, we managed to obtain the funds, though in some cases not for the total amounts applied for, which ultimately enabled us to attain the goals described above. We will not cease performing at our best until the authorities respond to our claims and we will constructively offer our suggestions for the purposes of overcoming difficulties and confirming, day after day, our willingness to cooperate with all the sector members in the relentless search for solutions.

Finally, I would like to thank the Board of Directors of Edenor, the Statutory Audit Committee as well as the Shareholders for their permanent support in 2014 fiscal year; as regards our users, ratify them this Board’s and all Edenor’s employees’ commitment to provide a service meeting the highest quality and safety standards, and despite the financial and economic scenarios we must confront, aware of the inconveniences of any energy outage. I would like to make a special mention and recognition to all Company personnel whose efforts, commitment and professionalism allowed reaching satisfactory operating efficiency indexes notwithstanding all circumstances, the uncertainties characterizing our activity and the result of the operating deficit disclosed in the documentation that we submit for the Shareholders’ consideration. Said commitment and dedication to service that I emphasize in this thank-you letter, permitted the Company to prove, once again, that it is able to thread its way through such a challenging occasion, affirming its calling to serve and commitment towards its Mission.

Ricardo Torres

Chairman

CHAPTER 1

ECONOMIC CONTEXT AND REGULATORY FRAMEWORK

ARGENTINA MACROECONOMIC CONTEXT

In a year characterized by certain disparity in the development of top global economies, based on the International Monetary Fund’s estimates, global growth rate would be of around 3,3%, similar to that of previous years.  While the United States’ 2.5% p.a. growth rate was largely surprising, Europe and Japan are at a standstill, and emerging countries grew by 4.1%, revealing certain slowdown process.

In 2014, Argentina economy is undergoing a slowdown process, aggravated by a less favorable outside context, particularly when paying close attention to the remaining countries of the region. Oficially-released estimates report a 0% variation for 2014. This figure falls under the growth experienced in 2013 of 2.9%, mainly due to year-on-year decreases in wholesale and retail business (-3.1%), households with staff (-2.6%), construction (-1.4%) and manufacturing industry (-.,0%), offset by the increase recorded in 2013 in financial intermediation (+12.8%), education (+2.7%), social services and health (+2.6%) and hotels and restaurants (+2.1%).

As released by the National Institute of Statistics and Census in Argentina (Instituto Nacional de Estadísticas y Censos, INDEC), during 2014, the general consumer price index aggregately rose by 23.9%. Miscellaneous goods and services recorded the sharpest increase in 2004, by as much as 31.6% compared with 2013. The other two items most significantly weighting in the index, with a 48% share in the index, are foods and beverages and recreation, which had year-on-year increases of 19.7% and 27.2% respectively. Increases in the Company’s costs, mostly represented by salaries and social security contributions, and outsourced services, recorded important increases by as much as 45%.

By year-end close, tax revenue grew by 36.2% compared with 2013, totaling AR$1,170 billion. This revenue rise is mainly due to an increase of AR$331 billion in VAT, AR$297 billion from the social security system and AR$267 billion from the income tax.

In turn, government spending accounts report a primary deficit in the national government sector of AR$38 billion, and AR$110 billion after repaying interest on public debt. Based on INDEC data, exports in 2014 decreased to a lesser extent than imports, in a year-on-year 11,9% reaching US$71,935 billion, while imports dropped by 12.8%, to U.S.$65,249 billion. This resulted in a decrease in trade balance surplus of 16.5% compared with 2013, amounting to U.S.$6,686 billion.

In the exchange market, U.S. dollar exchange rate closed at AR$8.551/U.S.$, and accumulated a 31.1% climb compared with December 2013.

Argentine Central Bank (Banco Central de la República Argentina, BCRA) reserves stock recorded an increase from U.S.$30,599 billion in December 2013 to US$31,443 billion in December 2014, as a result of trade surplus, but mainly due to the swaps implemented with the China Central Bank.

ENERGY SECTOR

In the energy generation sector, operative costs and, consequently, monomial market price (see figure below) have increased at an average 35% as compared to those recorded during the previous year, mostly due to an increased rate of gasoil (GO) and imported liquefied natural gas (LNG) volume, with a hydroelectric supply similar to that of prior years and a slightest component of nuclear energy due to the continual development of Atucha II, with a reduced rate of production in Central de Embalse. Based on these conditions, fuel oil consumption was 2.72 MMTn, GO consumption reached 1.79 MMm3 and natural gas and LNG recorded 14.29 MMDm3

Gas demand for the energy sector was greater than prior year consumption, registering a use 9%  higher than that of the previous year, thus it is still insufficient to satisfy the demand increase from coal-fired power stations in winter time. As a result of the reduction in internal natural gas supply for energy generation, imports from Bolivia and of LNG increased.

Oil price recorded a slightly rising trend since 2013 towards late June, with an average cost of U.S.$101 per barrel for the West Texas Intermediate (WTI) in the first six months, exceeding the average cost recorded in the last five years, with a top record of U.S.$107. In the third quarter, a slight downward trend is identified, reaching an average value of U.S.$97. Finally, in the last quarter, the downward trend is largely noticeable, with a quarterly average value of U.S.$74 and a minimum value of U.S.$54.

As happened in the past, funding of the Wholesale Electric Market (WEM) was basically fed off by contributions made by the Argentine Government to the Unified Fund to pay off negative balance of accounts, which reached AR$29,554 billion in 2014. It should be noted that this figure resulted from Argentine National Treasury contributions that caused the total accumulated amount to be reduced.

As regards fixing of energy prices for generation agents, as from February 2014, Energy Secretariat (ES) Resolution No. 529/2014 was in effect, which provided for an increase in prices of fixed costs, variable costs (other than fuels) and additional compensation, formerly fixed by SE Resolution No. 95/2013.

During 2014, not many new “Sourcing Agreements” between Compañía Administradora del Mercado Mayorista Eléctrico (CAMMESA) and several companies were signed. It is worth mentioning those agreements executed with certain renewable energy power stations, both photovoltaic and wind energy, with low power modules. Also for small gas turbine-type power stations (TG). These higher costs continued as non-reflected in the demand but accumulated in the relevant accounts that the Argentine Government paid off with subsidies.

Besides, but under the “Mobile Energy Generation” mode, Energía Argentina S.A. (ENARSA) also connected generator groups of a lower module at certain points of the distribution network of the different energy providers in the country. As opposed to the Distributed Energy Generation mode, as from June 2012, based on Energy Secretariat note No. 3547, higher costs were transferred to distribution companies.

Contribution from the new generation supply continued, a phase dating back to 2008, and 1285 MW were added in 2014. The most important sources in terms of the delivery of energy to the Sistema Argentino de Interconexión (SADI) network, include as from June, Atucha II Nuclear Power Station (Dr. Néstor Kirchner) 745 MW, and as from November Vuelta de Obligado Combined Cycle Power Station with the commissioning of two TG of 270 MW, though by year-end closing they had no operation authorization and were not formally incorporated to the WEM total installed capacity. Four small diesel power stations in Santiago del Estero where authorized to operate with a total of 28.4 MW and a small hydroelectric project, 1,7 MW “La Lujanita” in Mendoza.

REGULATION AND CONTROL

Act No. 25.561, Public Emergency and Amendment to the Exchange Regime Act (Ley de Emergencia Pública y Reforma del Régimen Cambiario), which was passed and enacted in early January 2002, was subject to several extensions of the emergency declaration effective date and its consequences until December 31, 2015 (Act No. 26,896)

During 2009, Edenor S.A. presented the rates proposal requested by the National Regulatory Entity of Energy (Ente Nacional Regulador de la Electricidad, ENRE) under Resolution No. 467/08 (Program for the Comprehensive Rates Revision of Federal Distribution Companies [Programa para la Revisión Tarifaria Integral de las Distribuidoras Federales]) in accordance with the provisions of the Memorandum of Agreement entered into by and between Edenor S.A. and the Renegotiation and Analysis of Utilities Agreements Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, UNIREN) ratified by Executive Branch decree No. 1957/06 and Energy Secretariat Resolution No. 865/08. During 2010, Edenor S.A. complied with requests for more information from the ENRE on such rate proposal filed by the Company. During 2014, no progress was yet made on this matter, only with Edenor S.A. administrative and court filings claiming ENRE´s progress on this matter.

On November 7, 2011, the Energy Secretariat passed resolution No. 1301/11 establishing the seasonal scheduling for summer time, removing subsidies for certain economic activities that, pursuant to the resolution, are able to deal with real costs to be incurred in order to supply their electric energy demand. This resolution has been extended, and being applied to residential users, classifying them based on their geographical location and types of residence. The modification exclusively dealt with energy purchase prices at the Wholesale Market, thus the Distribution Value Added cost (Valor Agregado de Distribución, VAD) of the Company was virtually unchanged. During 2014, no progress was made on this matter.

On November 23, 2012, the ENRE issued Resolution 347 authorizing companies to apply a fixed amount different for each category of users, based on the application of Section 4.2 of the Memorandum of Agreement. It further provides that such amounts be exclusively used in the execution of infrastructure works and maintenance of facilities of each Concession Holder. Funds raised thereunder are deposited in a special account administered by a trust.

As with previous years Energy Secretariat resolution No. 1037/07 remained in full force and effect, having been ratified by Energy Secretariat note No. 1383/08 modifying the allocation of funds derived from the implementation of the Program for a Reasonable Energy Use (Programa de Uso Racional de la Energía Eléctrica, PUREE). Deductions may be made of such funds of: a) any amount Edenor S.A. shall pay as Quarterly Adjustment Coefficient (Coeficiente de Adecuación Trimestral, CAT) established as per section 1 of Act No. 25,957, for the purpose of the estimation used to determine the total value of the National Fund of Electrical Energy (Fondo Nacional de la Energía Eléctrica, FNEE), and b) any amount deriving from the rates adjustment resulting from applying the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC) under the Memorandum of Agreement, until one or the other item effective passing to rate is recognized, as appropriate.

On May 7, 2013, the Energy Secretariat issued resolution No. 250 allowing the setoff, until February 2013, of receivables deriving from the MMC adjustment application (only polinomial adjustment application) with amounts due by Edenor S. A. under PUREE and with a portion of the Company’s debts payable to CAMMESA. By means of note No. 6852 dated November 6, 2013, setoffs were extended by the Energy Secretariat to September 2013.  With Energy Secretariat note N° 1136 dated December 18, 2014, the Energy Secretariat extended the set off period to December 31, 2014.

The Master Agreement, entered into by and between the Argentine Government, the Province of Buenos Aires and Edenor S.A., which sets forth the parties economic contributions to allow Energy Distribution Companies to provide electrical energy to squatter settlements (Category A and B), continued in full force and effect and was renewed for an additional 4-year term as from January 1, 2011. Such renewal was ratified by resolution 247/12 of the Ministry of Federal Planning, Public Investment and Services and by decree No. 507/12 of the Executive Branch of the Province of Buenos Aires. It expired in December 2014.

Enforcement of collateral and eminent domain

As provided for in sections 37 and 38 of the Concession, the Argentine Executive Branch  may, notwithstanding any other rights it may have thereunder, enforce the collateral furnished by the guarantor (holders of the majority shareholding, Class A shares), that is to say, assume the political rights of those shares and it may immediately sell the shares pledged or sell the majority shareholding, in the following circumstances:

a)       Non-compliance with the provisions of sections 14 and 15 of the Concession Agreement (corporate and operation regime).

b)      In case the Distributor repeatedly breaches its material obligations under the Agreement and after being requested by ENRE to comply with those obligations in a fixed term, it fails to do so.

c)       If the accumulated value of penalties imposed on EDENOR S.A. in the previous period of one (1) year exceeds twenty percent (20%) of its net annual invoicing of taxes and rates.

d)      If guarantors levy or permit a levy on the shares pledged and fail to cancel the levy in the period of time fixed by ENRE.

e)      If the Distributor or guarantors hinder in any manner the sale in an International Public Bidding of the majority shareholding, in the cases set forth in the Concession Agreement.

f)        If any Shareholders’ Meeting of the Distributor approves, with no participation by ENRE, an amendment to the Company’s By-laws or an issue of shares that changes or permits to change the interest of fifty one percent (51%) in the total capital stock represented by Class “A” shares or their voting rights.

Notwithstanding the provisions above, as Concession Power, it is entitled, based on the “hecho del príncipe” theory, to decide on the eminent domain of the company, which shall be declared by a national act in compliance with the provisions of Act 21499.

CHAPTER 2

ANALYSIS OF ECONOMIC-FINANCIAL OPERATIONS AND RESULTS

RELEVANT DATA

Values adjusted by inflation in thousands of Argentine Pesos

	Dec 31, 09	Dec 31, 10	Dec 31, 11	Dec 31, 12	Dec 31, 13	Dec 31, 14
Total assets (thousand of AR$)	4.370.741	5.031.730	5.585.499	5.973.782	7.258.096	8.630.069
Total liabilities (thousands of AR$)	2.188.532	2.923.552	4.154.114	5.555.601	6.081.794	8.245.068
Shareholders’ equity (thousands of AR$)	2.182.209	2.108.178	1.431.385	418.181	1.176.302	385.001

Property, plant and equipment investments	404.310	388.770	430.637	544.308	1.092.342	1.701.773
(thousands of AR$)

Energy sales (in GWh)	18.220	19.292	20.098	20.760	21.674	21.292
Energy sales (in GWh)	14.599	15.401	15.941	16.499	17.300	17.080
- excluding tolls
Energy purchases (in GWh)	20.676	22.053	23.004	23.934	24.902	24.860
Energy losses	11,88%	12,52%	12,63%	13,26%	12,96%	14,35%

Total clients	2.601.643	2.659.215	2.691.331	2.725.641	2.772.893	2.801.121

Total employees (own staff)	2.691	2.687	2.836	2.966	3.563	4.314

Energy sales (thousands of AR$)	2.094.345	2.205.396	2.273.260	2.937.625	3.393.759	3.536.147
Energy sales (thousands of AR$)	1.959.054	2.063.867	2.159.803	2.721.967	3.231.464	3.373.588
- excluding tolls
Net income/(loss) (thousands of	90.643	(74.031)	(304.057)	(1.016.470)	771.739	(779.716)
AR$)
Average sale price (AR$ /KWh)	0,1149	0,1143	0,1150	0,1389	0,1566	0,1661
Average sale price (AR$/KWh)	0,1342	0,1340	0,1355	0,1650	0,1868	0,1975
- excluding tolls
Average gross margin (AR$/KWh)	0,0605	0,0593	0,0589	0,0512	0,0620	0,0782

NOTE: monetary figures are denominated in constant currency as provided for by CNV Standards

ANALYSIS OF THE FINANCIAL AND EQUITY CONDITION

Edenor S.A.'s comparative assets and liabilities structure for fiscal years ended December 31, 2014 and 2013 is as follows (amounts in AR$ million):

	2014	2013
Current assets	1,641	1,869
Non-current assets	6,989	5,389
Total Assets	8,630	7,258

Current liabilities	4,333	3,283
Non-current liabilities	3,912	2,799
Total Liabilities	8,245	6,082
Shareholders’’ equity	385	1,176
Total Liabilities and Shareholders’ equity	8,630	7,258

In the fiscal year ended December 31, 2014, Total Assets increased 18.9% from AR$7,258 to AR$8.630 billion. This net increase was due to a significant increase in Property, Plant and Equipment.

Investments made during fiscal year ended December 31, 2014 totaled AR$1,701.8 billion, exceeding investments made in 2013, which totaled AR$1,092.3 billion. This increase results from the enforcement of the investment plan established by Edenor S.A. through the Fund for Consolidation and Expansion Works of Energy (Fondo para Obras de Consolidación y Expansión de la Energía Eléctrica, FOCEDE) and Extraordinary FOCEDE.

An increase of 35.56%, from AR$6,082.555 to AR$8,245 billion, in Liabilities was recorded. The leading causes of such increase were a significant increase in trade debts and an increase in other debts and loans.

The comparative fundraising or fund allocation structure for 2014 and 2013 fiscal years is as follows (amounts in AR$ million):

	2014	2013
Funds raised through operational activities	1,548	1,437
Funds allocated through investment activities	(1,462)	(1,109)
Funds allocated through funding activities	(156)	(177)
Total funds raised (allocated) during fiscal year	(70)	151

In the fiscal year under analysis, a decrease in cash flows (Cash + Investments not exceeding three months), net of any exchange difference, of AR$70 million was recorded. Such decrease was mainly derived from cash flows used in investment activities, offset with the increase in funds raised through operational and funding activities.

INVESTMENT

                Investment made during 2014 reached AR$1,701.8 billion, as the Board of Directors expressly provided that their execution be prioritized over other expenditures in an effort to maintain the licensed utility rendering in safe conditions.

It is worth noting that recovery at the investment level remained constant as compared to those years subsequent to 2002 crisis, even considering that during the year, restrictions on availability of resources, as a consequence of the freeze on rates and the increase in costs, continued to be applicable.

Energy demand fell by 0.17% (24,860 GWh in 2014 compared with 24,902 GWh in 2013) and maximum energy demand reduced by 3,64% (4.574.8 MW in 2014 compared with 4,747.7 MW in 2013)

To meet demand, most of the investment was applied to the enhancement of facilities structure, existing installations reinforcement and to the connection of new supplies. Edenor S.A. continued using its best efforts to keep fraud and delinquency indicators at efficient levels and the quality standard of service and products. Besides, important investments were made to protect environment and ensure safety in public thoroughfare.

From a comparative viewpoint, it is noticed an increase in the level of investments in 2014, with respect to investments made in 2013, for an amount equal to AR$609.4 billion, as a result of the application of funds managed by the FOCEDE created under resolution 347/12 and by additional credit lines agreed by EDENOR and CAMMESA following Energy Secretariat’s instructions. Said investments are described in the relevant paragraphs.

Amounts of investments made are specified in the following charts. They are broken down based on allocation and activity

Item	Amounts in AR$ million
Distribution	969,6	56.97%
Transfers	492,4	28.93%
Computers, transportation and office equipment/tools	154,2	9.06%
Replacement-specific materials	85,6	5.03%
Total	1,701.8

Investments by activity:

Item	Amounts in AR$ million	%
New Supplies	93,1	5.47%
Network Structure	1,111,8	65.33%
Network Improvement	134,3	7.89%
Energy Recovery	32,6	1.92%
Legal Requirements	23,9	1.40%
Telemonitoring and Telecommunication	66,3	3.90%
Systems, real property, office equipment/tools, etc.	154,2	9.06%
Replacement-specific materials	85,6	5.03%
Total	1,701.8

The most significant works performed during 2014 were the following:

-          New Supplies:

New supply requests were connected, and power increase requested by the customers was further provided

-          Transmission Structure

The following works were performed:

•         Continuation of enlargement works in Rodriguez Substation 220/132 kV 2 x 300 MVA

•         Continuation of works for new 132 kV electroducts in Rodriguez Substation – Malvinas Substation and Rodriguez Substation – Pilar Substation. Phase 1 Start-up and connection of one of the electroducts from Malvinas Substation to the new Manzone Substation.

•         Start of renewal works of 132 kV electroducts in Nuevo Puerto Substation–Libertador Substation–Vicente López Substation

•         Start of 132 kV electroduct Suárez Substation–Villa Adelina Substation.

Sub-transmission Structure

The following works were performed:

•         New 132/13,2 kV – 2x40 MVA San Alberto Substation. Assembly of second 132/13,2 kV transformer and new 13,2 kV board.

•         New 132/13,2 kV 2 x 40 MVA Manzone Substation.

•         Enlargement of Benavídez Substation from 132/13,2 kV 2 x 40 MVA to 3 x 40 MVA.

•         Enlargement of 33/13,2 kV Malvinas Substation– from 2x20 MVA to 3x20 MVA.

•         Enlargement of 132/13,2 kV Matheu Substation from 1 x 40 MVA to 2 x 40 MVA.

•         Enlargement of 132/13,2 kV Colegiales Substation from 3 x 40 MVA to 4 x 40 MVA.

•         Continuation of enlargement works in 132/13,2 kV Ciudadela Substation from 2 x 40 MVA to 2 x 80 MVA. Replacement of one of the 40 MVA transformers with 80 MVA transformer.

•         Continuation of enlargement works in 132/13,2 kV Tortuguitas Substation from 2 x 40 MVA to 2 x 80 MVA. Replacement of one of 40 MVA transformer with 80 MVA transformer.

•         Start of 132 kV electroduct in Colegiales Substation–Urquiza Substation–Agronomía Substation.

•         Start of enlargement works in 132/13,2 kV Morón Substation from 3 x 40 MVA to 1 x 80 + 2 x 40 MVA. Replacement of Medium Voltage Board.

Distribution Structure

The following works were performed, among others:

•         68 new feeders in new and existing Substations and Reduction Centers: Benavidez, Luzuriaga, Pantanosa, Altos, Paso del Rey, Pontevedra, San Alberto, San Justo, Agronomía, Saavedra, Colegiales, Ciudadela, Melo, Rotonda, Migueletes, Suarez, Bancalari, Maschwitz, Nogues, Nordelta, San Fernando, Del Viso, Manzone,  Jose C. Paz, Catonas, Tortuguitas, Malvinas, Pilar, Oro Verde RC, Cazador RC, Escobar RC.

•         Sealings between Medium Voltage feeders in various substations

•         537 new medium/low voltage conversion centers and 926 power increases in existing centers which increase the installed power to 398 MVA.

Network Improvement

Improvement was made in all voltage levels, and the most significant ones are described below:

•         High Voltage: Switches of 132 kV and 220 kV were replaced. Medium voltage board protections were fitted in different Substations and 132 kV wire protections were replaced.

•         Medium Voltage: An important replacement of outdated technology underground network was made, medium/low voltage transformers were replaced as well as equipment in medium voltage centers.

•         Low Voltage: Underground and air networks were replaced. Network which had product quality problems was also reinforced.

FINANCIAL DEBT

As of December 31, 2014, the Company's total financial debt was equal to AR$1,632.4 billion, including AR$34 million as unpaid accrued interest.

As compared to the previous year, financial debt, net of current investment and financial assets, increased by AR$308.3 million (34.61%), mainly as a result of the exchange rate impact.

Current debt profile has an average term of approximately 5.3 years and an average estimated rate of 10.19%. Virtually all Edenor S.A.’s financial debt is denominated in U.S. dollars, thus the Company is exposed to any changes in exchange rate, with the resulting impact on income and cash flows.

After December 31, 2014, in the economic scenario of the Company’s business, it is not possible to foresee future performance of the exchange rate neither that of other Argentine economy factors that may have an impact on the Company’s economic and financial condition, as explained in Note 1 to the Company’s Financial Statements.

Deterioration of cash flows results from the delay in updating rates and an uninterrupted increase in costs and the need for greater investments to satisfy the demand steady growth in recent years. Despite the fact that, in 2014 fiscal year, recognition under MMC retroactively applicable to the October 2013 -  December 2014 period had a favorable impact on the Company’s operating profit, it did not entail an increase in cash flow neither did it help offset all the operating deficit of the fiscal year, but only a partial reduction in the debt payable to CAMMESA. This situation and the results have an adverse impact on the Company’s financial ratios

Recovery of the economic equation of the Company basically depends on the possibility to obtain rate increases or other mechanisms the regulatory authority may develop, which recognize real variation in costs arising out of the Licensed Utility rendering.

Considering that fulfillment of actions designed to reverse the negative trend experienced in 2014 fiscal year depends on the occurrence of certain events beyond the Company’s control, the Board of Directors believes that there is a high degree of uncertainty as regards the Company’s financial capacity to comply with the obligations inherent to its ordinary course of business.

Repurchase of Notes

In 2014 fiscal year, the Company purchased, in different transactions, at market prices, Class 9 Notes due 2022, for a nominal value of U.S.$ 17,7 million.

As of 2014 year-end, the outstanding principal of the financial debt denominated in U.S. dollars,  reached U.S.$ 191,4 million.

Funding Sources

2014 fiscal year, just as the last two fiscal years, was characterized by a sharp limit on access to borrowings, for the energy sector in general, and for the Company in particular, mainly due to the economic-financial situation and deterioration of its financial ratios as mentioned above.

 However, despite the situation described above, the Company has complied with all its financial obligations, repaying its Notes at their maturity dates.

Company's Risk Rating

On December 19, 2014, Standard & Poors Ratings Services affirmed the ratings of the Global Notes Program of up to US$600,000,000 with final maturity in 2016, of the Notes for US$220,000,000 with final maturity in 2017 and of Notes for US$300,000,000 with final maturity in 2022 of Edenor S.A. in CCC – in global scale and raCCC+ in national scale, upkeeping the downward trend.

Edenor S.A.’s “raCCC+” ratings mostly incorporate the high regulatory risk in Argentina, the Company’s limited flexibility, exposure to any risk currency mismatch (as its financial debt is denominated in U.S.dollars while funds are domestically generated in Argentine pesos) and high investment levels required to satisfy the ever increasing energy demand. Increases in operating costs related to salaries and compensations and third parties’ services in a rate freezing scenario, lead to a significant degree of uncertainty as regards the Company´s financial capacity to meet its financial obligations in due time.

Previously, on October 17, 2014, Moody’s Latin America maintained for Edenor  S.A. in Caa3 rating in global scale and in Caa3.ar rating in national scale, both with a negative outlook, to all series issued by the Company. In addition, it maintained shares rating in category 4.

Grounds for negative ratings were increase in operating costs during the second quarter in 2014,  plus related drop in margins and weakened cash generation capacity. A sign that Edenor S.A. has succeeded in meeting everyday cash needs only by cutting back its energy payments to CAMMESA. Furthermore, it should be noted that the Company has received additional funds from CAMMESA,  to cover higher salary costs. Though the company has no critical debt maturities in the short term, as its debt mostly matures in 2022, at this point, it is highly uncertain to ascertain if the company will manage to meet its future debt services. If Edenor S.A.’s margins and cash generation continue with their downward trend,  and if additional cost pressures are not dealt with by increasing or adjusting rates, ratings might most likely be further downgraded.

ANALYSIS OF FINANCIAL RESULTS

Comparative income/loss structure of fiscal years ended December 31, 2014 and 2013 is as follows (amounts in AR$ million):

	2014	2013
Ordinary operational income/(loss)	13	1,396
Financial and holding income/(loss)	(681)	(491)
Other income and expenditure	(266)	(81)
Ordinary net income/(loss)	(934)	824
Income tax	154	44
Discontinued transactions	--	(95)
Third parties’ interest	--	(1)
Net income/(loss)	(780)	772

Regarding fiscal year ended December 31, 2014, Net Income/Loss was significantly worsened, from AR$824 million profit in 2013 to AR$934 million loss in 2014. Said worsening was caused by the continuous increase in operation costs necessary to keep the same level of utility rendering and delay in obtaining rate increases and/or recognition of their higher costs.

From an operational standpoint, it is worth noting the particular progress of certain line items:

•     As explained below, energy purchases, in physical units, have decreased by 0.17% as compared to the previous year.

•     As explained below, energy losses have slightly increased compared to the level recorded in the previous year  (14,27 % in 2014 versus 12.96% in 2013) according to TAM.

•     Delinquency level expressed as days equal to invoicing increased from de 11,06 days to 13,98 days.

Regarding financial results, they experienced a significant increase, from a loss of AR$491 million during 2013 fiscal year to an AR$681 million loss in the year under analysis. This variation is mainly explained by the exchange rate difference income/(loss) derived from assets and liabilities and increase in lost commercial interest, partially offset with the recognition of earned financial interest accruing on MMC and PUREE offset.

Net loss recorded during the 2014 fiscal year was AR$780 million, mainly influenced by increase in operation costs necessary to keep the same level of utility rendering and delay in obtaining rate increases and/or recognition of higher costs.

MAIN ECONOMIC RATIOS

The following scheme reflects the Company main economic ratios as compared to the previous year and their estimation formula:

RATIOS		12.31.14	12.31.13

Liquidity	Current Assets	0.38	0.57
	Current Liabilities

Creditworthiness	Net worth	0.05	0.19
	Total Liabilities

Long-term	Non-current Assts	0.81	0.74
capital investments	Total Assets

Profitability	Profit/ (Loss) before taxes	(80.20) %	203.62%
before taxes	Net worth excluding fiscal year results

If the rate-related situation existing at the time of preparing this Annual Report continues, together with the increase in costs related to the actual rendering of the Utility Service under Concession, the Board of Directors believes that the economic and financial situation will continue worsening, and that it would be reasonable to expect a deterioration in economic and financial ratios for the future fiscal year.

ALLOCATION OF INCOME(LOSS) FOR THE YEAR

Item	Amount in AR$ million
2014 fiscal year loss	(780)
Unappropriated Retained Earnings for 2014 fiscal year	(780)

The Board of Directors’ compensation shall be fixed by the Shareholders’ Ordinary General Meeting that approves this Annual Report and Financial Statements.

RATES

During 2014, the Public Emergency and Exchange Regime Reform Act No. 25,561 (Ley de Emergencia Pública y Reforma del Régimen Cambiario, Ley N° 25.561) enacted on January 6, 2002 was extended again, rendering unenforceable any dollar-based  adjustment covenants and the indexing provisions set forth in Edenor S.A.'s Concession Agreement.

In 2014, an approximate average of 281,000 customers continued to be exempted from the rate scheme enforced by ENRE resolution 628/08. These beneficiaries had to pay the rate schemes in force immediately before those mentioned above. i.e., those approved by ENRE resolution No. 324/08.

During 2014, Energy Secretariat resolution 1301/2011 was applied by Edenor S.A. to clients with no subsidies, who paid an average monomial price of Argentine Pesos three hundred and twenty megawatts/hour (AR$320/MWh).

Application of said Resolution did not change the effects on the Company´s VAD (Distribution Added Value).

During 2004, and continuing with the mechanism originally created by ES resolution 250/13, the amounts owed to Edenor S.A as MMC (including interest) and debts incurred by Edenor S.A. under PUREE (including interest) were assessed by means of ENRE notes 112.606/14, ES 0486/14 and ES 1136/14 , both up to December 2014.

In addition, said resolutions instructed CAMMESA to prepare sale settlements with maturity date to be fixed for an amount equal to the MMC receivable surplus less PUREE debt (including interest), and authorizes CAMMESA to receive said sale settlements with maturity date to be fixed as partial repayment of Edenor S.A.’s debt with CAMMESA up to the date of the resolutions.

As of the date of this Annual Report, CAMMESA has prepared no sale settlement.

On May 23, 2014, Edenor filed a request for approval with ENRE regarding the application of MMC16 pursuant to Exhibit I of the Memorandum of Agreement, for the November 2013-April 2014 period, for a value of 14.12% that should have been applied since May 1, 2014.

In 2014, and as opposed to the last five years, ENRE did not authorize application of winter rate schemes by Edenor S.A. to clients with subsidies. This change in rate schemes had no effect on the Company’s VAD.

On November 25, 2014, Edenor S.A. filed a request for approval with ENRE regarding the application of MMC17 pursuant to Exhibit I of the Memorandum of Agreement, for the May 2014-October 2014 period, for a value of 11.182% that should have been applied since November 1, 2014.

During 2014, ENRE resolution 347/12 continued to be enforced, which applies a fixed amount different for each rate category, to be separately reflected in the users invoices, only except for those clients exempted to pay the rate scheme approved by ENRE resolution 628/08.

These amounts continued to be deposited in a special account and are exclusively used in the performance of infrastructure and maintenance works in the Company’s concession area and administered by the FOCEDE.

Since 2003, performance of average rate, consumer and wholesale price index, salary variation ratio and the VAD were subject to the following variations:

	December 2013	December 2014	Variation %
Average rate (AR$/MWh)	68.9	133.6	94%
National Urban Consumer Price Index (IPCNu) (INDEC)	37.3	113.4	204%
Wholesale Domestic Price Index (IPIM) (INDEC)	222.7	841.7	278%
Salary Variation Ratio (INDEC)	20.3	194.0	855%
		VAD	64%

In the same period, monthly operating expenses by client increased from AR$7.18 in 2003 to AR$100.2 in 2014.

The following charts picture a comparison of Edenor S.A.’s residential and industrial rate, with and without subsidies, with the energy rate applicable by other countries:

Edenor Residential Rate Share in the International Market

Consumption 275 kWh/month:

Edenor rates applicable December 2014

Values include all taxes

U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$8.552

Edenor Industrial Rate Share in the International Market

Consumption: 1095 MWh/month Maximum demand 2.5 MW in MV

Edenor rates applicable at December 2014

Values include taxes, except for VAT

U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$8.552

Although the Company has, on several occasions, requested the administrative authorities for the application of the MMC and the start-up of the Comprehensive Rate Review process (proceso de Revisión Tarifaria Integral, RTI), both processes are delayed. This results in the delay in the restoration of economic and financial equation of the Concession Agreement. In the event those delays continue as regards the rate redefinition, plus the higher costs inherent to the economic circumstances of the utility service under concession, the Board of Directors believes that the situation would lead to expect negative cash flows and operation results as well as deterioration in financial ratios for the future fiscal year.

Notwithstanding the paragraph above, and though recovery of the economic equation of the Company basically depends on the possibility to obtain the rate increases contemplated in the Memorandum of Agreement, until then, coverage of operation expenses and compliance with the investment plan will depend on the actions the Company may implement to obtain the necessary financial resources.

As described in the Notes to the Financial Statements, due to the delay in executing the Comprehensive Rate Review provided for in the Memorandum of Agreement of the Concession Agreement Renegotiation signed in February 2006 and ratified by Executive Branch Decree No. 1957/2006, which is intended to restore the financial economic equation of the concession, the Company lacks the conditions necessary to gain access to the Financial Market so as to settle the deficit in its operations and the investment plans required to upkeep the same quality and safety standards of the service under its concession. For the purposes of addressing this adverse situation, the Company has obtained from the National Government several measures as that provided for in ENRE Res. 347/12 creating the FOCEDE, ES Res. 250/13, authorizing offset of receivable accumulated under MMC with PUREE debts and energy purchases at WEM, and ES Res. 65/14, recognizing the temporary insufficiency of income from FOCEDE to carry out and execute the works under the so-called Extraordinary Investment Plan and which provided that the deficit would be covered through CAMMESA, at the expense of the Unified Fund as set forth in Section 3 of Resolution No. 2.022 dated December 22, 2005, by executing loans for consumption with the Distribution Company.

Accordingly, in September 2014, the Company executed with CAMMESA a loan for consumption and collateral assignment of claims agreement for a total amount of AR$500 million to fund said Extraordinary Investment Plan which, as instructed by the Energy Secretariat to CAMMESA was extended on December 18, 2014 for an additional amount of AR$159,4 million and, following its closing, it was extended once again on January 13, 2015 for AR$1,042,1 billion.

Furthermore, in an attempt to afford higher salary costs imposed on the Company as a result of the Labor Secretariat passing Resolutions No. 836/2014 and 1928/2014, on June 24, 2014, the Energy Secretariat, by Note 4012/14, instructed CAMMESA to execute with the Company another loan for consumption and collateral assignment of claims agreement, to cover those higher salary costs, and such agreement was signed on July 10, 2014.

Besides and seeking for recognition of resources under the Memorandum of Agreement, the Company filed administrative resources before the ENRE, the Energy Secretariat and the Ministry of Federal Planning, Public Investment and Services which were only resolved in part by ES resolution 250/13. As a consequence of this partial resolution with responses expected to the countless steps and many filings made with the administrative and court authorities, claiming due compliance by the Concession Power with the Memorandum of Agreement of the Concession Agreement Renegotiation, the Company’s Board of Directors decided to claim its compliance at court by filing a contract compliance complaint after exhausting all administrative claims. A precautionary measure was also filed claiming an expedite restructuring of revenue, allowing to ensure the licensed utility while the contract compliance lawsuit is pending, which was denied both by the trial and appeal courts. On February 3, 2015, the hearing Judge ordered the complaint be served during the statutory period of time, which order was satisfied as of the date hereof.

ENERGY PURCHASE

During 2014, energy purchase for Edenor S.A.'s own customers, including large users, reached 24,860 GWh, representing -0,17% decrease in demand as compared to 2013. It should be highlighted that this is the third decrease in demand in historic annual records, as occurred in 2002 and 2009.

Energy Secretariat resolution 2016/12, approved the Seasonal Scheduling for the November 2012- May 2013 period and modified all provisions related to the application of energy and power prices to distribution companies purchasing at a seasonal prices, setting aside once again now in 2014 the structuring of energy prices based on the different segments of demand, power charges and the consideration of a differentiated price increased by losses in excess of those recognized in the relevant Concession Agreement, and replacing it with a single monomial price system providing for the breakdown based on price and losses categories in effect in October 2012.

As opposed to 2013, no Energy Secretariat resolutions were passed in 2014, providing that energy seasonal prices to be paid under demands satisfied by Edenor must be reduced in winter period, and compatible with the payment capacity of the different sectors in society in the residential category of the Company’s rate schemes and, to that end, unlike 2013, the energy prices fixed by ES resolution 2016/12 (AR$83.98/MWh) were maintained in every month in the year.

Due to the lack of rate resources, it was impossible for the Company to pay the energy purchase turnover in full, thus incurring in a debt with CAMMESA which, as of December 31, 2014, totaled AR$4,787,3 not including surcharges nor interest.

Edenor S.A. purchased all the energy at the market at an average annual monomial price of AR$102.21/ MWh.

The following chart shows the average purchase price variation for Edenor S.A. since 2001:

AVERAGE PURCHASE PRICE [AR$/MWh]

AVERAGE PURCHASE PRICE GROWTH [%]

ENERGY LOSSES

As regards the energy recovery reduced plan proposed for 2014, it should be noted that a smaller number of actions planned for R1, R2 and R3 were carried out in four concession areas. Overall plan achievement was only 48%.

Consequently, the Floating Annual Rate (Tasa Anual Móvil, TAM) of total losses (technical and non-technical) in 2014 reached 14.27%, i.e., 1.31% above that of 2013 (12.96%).

In winter, several types of home-manufactured appliances used for heating and supplying hot water continued to be used in deprived homes and with no access to the natural gas network. The massive and simultaneous use of such appliances during winter causes a greater energy demand to the network.

Particularly in areas such as Morón and Pilar, new deprived homes were noted as well as the expansion of existing ones. Energy theft by these deprived homes was the most important factor in the increase of total losses. In second place, the reduced number of actions, conflicts with unions held over time and some problems caused by the change in the commercial system, adversely influenced the target sought

Throughout 2014, the Company continued working closely with its legal advisors to criminally report the most significant fraud cases by non-deprived clients and to re-define new technological criteria to reduce the facilities vulnerability. New prepaid meters and other with reading and remote cut-off meters were developed. Field tests were satisfactory.

Regarding energy recovery, 907 clandestine customers and 3,632 inactive customers were standardized, representing a decrease of 1,809 standardized clients as compared to 2013. In addition, 58,918 R1 meters inspections were conducted with 50% effectiveness resulting in 14,768 small dwellings being shielded and made suitable, and networks and connections being standardized.

Certain anti-fraud inspections were carried out in deprived neighborhoods and malls.

The following figure depicts the annual rate progress of energy losses since the beginning of Edenor S.A.'s management

ENERGY LOSSES ANNUAL RATE (%)

DELINQUENCY MANAGEMENT

During 2014, delinquency balance expressed in equivalent invoicing days increased from 11.06 days to 13.98 days.

During 2004, the delinquency balance was adversely affected by the preliminary injunction served on Edenor S.A. in January 2009 in legal action No. 15/2009 filed by Ombudsman. Such injunction prevents Edenor S.A. from taking delinquency-related actions based on the interruption of supply to those residential customers (R1) with a consumption exceeding 1,000 kWh on a bi-monthly basis and with a delinquency status for being reluctant to pay rate increases.

The appeal for constitutional protection (acción de amparo) was denied by the Trial Court on August 20, 2013, and such ruling was fully ratified by the Federal Administration Appeal National Court on May 20, 2014. The Ombudsman filed against the appeal ruling an Extraordinary Appeal, which was rendered inadmissible. Consequently and at Edenor S.A.’s request, the hearing Court formally declared the preliminary injunction of no force and effect whatsoever, which ruling was made final on November 25, 2014 when Courtroom IV of said court resolved that the preliminary injunction has definitely expired. As regards this ruling, the Ombudsman also filed an Extraordinary Appeal against it, which is still pending; notwithstanding that, the preliminary injunction continues to be declared expired.

During 2004, a comprehensive plan continued aimed at dealing with any rise in delinquency cases with alternative actions which did not interfere with said preliminary injunction:

Such actions included:

•         Special payment reminders to encourage delinquent customers to pay.

•         Customized telephone calls to negotiate and encourage delinquent customers to pay.

•         Specific electric actions (though only a 21% of historic actions)

•         Rate re-categorizations resulting from in situ Inquiries

Throughout 2014, Municipal account balance resulting from monthly offsetting, was regularized and kept current.

Different events on the network that resulted in the implementation of the Emergency Operation Plan (Plan Operativo de Emergencia, POE), prevented any decrease in the delinquency balance, by using any and all resources so as to maintain clients’ energy provision.

Delinquency balance as of December was AR$229,269,872.

Million AR$

TECHNICAL MANAGEMENT

During the period, the following technical operative actions were carried out:

Actions	Concept			Amounts
MT-BT Preventive Maintenance	Reviews	Eye reviews	Platforms (u)	12,237
			Conductors and posts (km)	47,620
			Eye review corner box, mailbox/wall-like cabinet, connection wires (u)	10,014
		Thermo graphics	Conductors (km)	332
			Terminals, Platforms and Chambers (u)	3,640
	Adjustments	Posts, Protection/handling elements (u)		24,669
		Conductors changed (mt.)		48,191
		Tree pruning (u)		140,369
MT-BT Remedial Maintenance	Claims in air and underground network (u)			368,706
	Changes in posts (u)			29,522
	Connections and repair of terminals in underground networks (u)			10,385
	Change in protection and handling equipment in chambers and platforms (u)			6,650
	Tree pruning (u)			3,321
	Transformers changed (u)			1,194
Energy Recovery	Inspections T1, T2 and T3 (u)			79,455
Investments	Projects (u)			9,130

From late December 2013 towards the end of January, the largest POE ever since Edenor S.A.’s creation was deployed, in response to the heat wave that lasted from late December to nearly every single day in January 2014.

Once again, the operation management measured up to the occasion with a timely and efficient response to the service demands.

In addition, the following audits for certification, as regards Distribution, were successfully passed, to wit:

•         Emergency Operation Plan (Plan Operativo de Emergencia, NG3-POE);

•         Public Security System (ENRE resolution No. 421/22)

•         Comprehensive Management Systems (Sistemas de Gestión Integrada) (Quality, Safety Occupational Health and Environment)

Implementation of “Planning in Electrical Management” (Planificación en Gestión Eléctrica, PGE) was completed so as to optimize technical processes focused on enhancing efficiency in every productive activity.

In the high voltage area, improvements were made in the development of tasks, among which the following stand out:

In addition to the automatic notices in 2012 (by means of e-mails from the Supervisory Control and Data Acquisition (SCADA) software of the control center of forced affectation cases, alarms of “protection failures” of medium voltage equipment and alarm of “open battery”), the following notices were added: “ventilation failure” and action alarms sent by secondary switches of high and medium voltage transformers of “maximal operation” and “arch detector operation”. In addition, with the change in technology in cell phones, these notices were included and received by department heads. During 2014, some of these alarms were further received by Supervisors and CES Operators.

During 2014, developments were created and specified with the Qlik View tool, which will improve the analysis and control of certain variables and alarms of the AT system. These developments are in process of being completed and they are expected to be used in 2015. They address three aspects: pressure control in high voltage OF wires and their conformity to the development of their loads, control of any gases dissolved in transformer oils, and control of normal operation of high voltage and medium voltage protections.

Documents necessary for the Accreditation of the Dielectric Test Lab for Protection Elements used in voltage tasks with the Argentine Accreditation Agency (Organismo Argentino de Acreditación, OAA) were prepared. Such accreditation will be finally granted during 2015.

132/13.2 kV transformers bushings continued to be replaced, which recorded high values in loss tangent.

Aiming at having more control on proper use of power equipment and resources under the Transmission Management’s responsibility, new indexes continued to be followed-up, which allowed for measurement of performance and availability (downtime of high voltage transformers, lines, wires and capacity power) and response time of the different areas to failures (interruption time in case of medium voltage driving interruption).

-          In the Control Center area:

•         Technical applications used to manage service interruptions continued to be improved, adding new features and powering IT equipment.

•         Procedures prioritizing dispatches and treatment of interruptions and breakdowns were consolidated.

•         Operation capacity of the low voltage control center continued to be expanded.

•         Operation and handling equipment of the medium voltage distribution network continued to be adjusted, from old-dated technology,  for their telecontrol.

•         A telecontrol plan of medium voltage network for telemonitoring and telecommanding in transformation centers and medium voltage equipment was continued.

•         The telemonitoring plan of voltage short-circuit indicators in the medium voltage network was continued.

-          In Operation areas:

The following actions were carried out:

MORON

•         Two new medium voltage outlets were added in Matanza Substation and in Pantanosa Substation to improve the service quality.

•         Five new closures and load rearrangements were performed between feeders in Morón, Pontevedra, González Catán and Luzuriaga Substations.

•         An API-type cable with dry connection was renewed in San Justo Substation.

•         Agroindustrias Baires S.A (1,905 kW) R3 client was connected.

•         Works were carried out in Barrio Roberto Arlt.

•         Two new medium voltage feeders in Paso del Rey Substation, 2 in San Alberto and 1 in Matanza (totaling 13.2 km of LAMT and 10.8 km of CSMT), two feeders with closure and load rearrangement (totaling 2.2 km of CSMT), renewal of four feeders with API-type cable with dry connection (totalling 3.1 km of CSMT) and connection of R3 clients such as AySARichieri (1,900 kW), Coto (2294 kW), Aysa Palomar (5369 kW), Lácteos Barraza (2266 kW).

•         32 new conversion centers were added, increasing installed power by 7900 kVA for troubleshooting of Service Quality and Product Quality. Power installed in existing 16 conversion centers was increased, representing a 3090 kVA increase. In addition, 28.17 km of low voltage network in poor condition or of improper section were renewed for troubleshooting of Service Quality and Product Quality and 109 new outlets were performed to solve saturation-related problems, further contributing to reduce energy technical losses. Medium voltage network was laid in approx. 4.12 km.

•         In turn, 27 conversion centers are being assembled, leading to an increase of 6,335 kVA, for troubleshooting of Service Quality and Product Quality. In addition, eight centers power will be increased for a total of 1,415 kVA, 96 new outlets will be executed and 10.84 km of low voltage network and 2,64 km of Medium Voltage network will be renewed.

•         Supply requests were received from new clients: Logística Marplatense for 500 kW, Inssjyp for 1.695 kW, Est. De Servicio Federal for 320 kW, Galeno for 2.450 kW, Tecno Filter Internacional for 250 kW, Fund. Daniel Gomez for kW, Tegnal for 585 kW and Hospital Italiano for 765 kW.

•         Power increase requests were received from new clients: Imsa for 3.700 kW, Amex for 650 kW, RonaPlast for 700 kW, RefresNaw for 6.600 kW, Frigorífico La Pompeya for 1.500 kW and Siderar for 800 kW.

•         New networks continued to be developed for neighborhoods under the Federal Housing Plan (Plan Federal de Viviendas) located in the districts of Merlo, Morón, Marcos Paz, Las Heras and La Matanza.

•         Projects to supply energy to PRO.CRE.AR plans (Laferrere, Haedo, Morón, El Palomar, Ciudad Evita, Ituzaingó, Castelar, Hurlingham and Merlo) are in process of being analyzed and developed.

NORTE

In 2014, several investments were made aimed at improving service and product quality, complying with the Thoroughfare Safety Plan, expanding Medium Voltage and Low Voltage Network, satisfying new connections requests and demand growth.

A short description of those investments is included below

•         3,493 low voltage posts were replaced in the Municipalities of 3 de Febrero and San Martin.

•         In the City of Buenos Aires, 8 handling and leveling protection boxes were replaced by mailbox-type boxes, and 244 connection centers were replaced in a similar number of handling and leveling protection boxes.

•         In an effort to improve service reset times, 45 short-circuit indicators were installed in medium voltage network, 28 were replaced and 53 were adjusted.

•         33,312 covers in meter containment and 581 locks in conversion centers were adjusted or replaced.

•         In connection with the Telecontrol Plan, 90 medium voltage handling equipment were motorized.

•         to prevent flooding, pooling works were carried out in 37 underground conversion centers as well as cable obstruction and sealing works in 62 conversion centers.

•         In compliance with the Rules, and with the Thoroughfare Safety Plan, 16 conversion centers were refurbished, located inside buildings,  by installing fireguard equipment to physically isolate both rooms in the event of fire.

•         3,078 projects for New Supply, structure and upgrading of medium voltage and low voltage networks works were performed, including: 501 conversion centers, 130 km of medium voltage underground wire, 459 km of low voltage underground wire and 27 km of low voltage air line.

•         459 New Supplies were connected with the following associated installation:

-          37 new conversion centers with a 29 MVA voltage.

-          148 low voltage feeders; composed of 17.5 km of underground wire and 5 km of air line.

-          5.4 km of medium voltage wire.

OLIVOS

•         119 new conversion centers were assembled and installed in the area of Olivos.

•         Works intended to connect clients in Barrio San Gabriel, Barrio San Rafael, Complejo Puertos del Lago, Mondelez, Denver Farma, Sherwood, Arsat, Senderos de Nordelta, Grupo Errebe and Naútico San Fernando were carried out and completed.

•         Installations were relocated as a consequence of the civil works carried out in Munro shopping area and in Route No. 9 in Benavidez.

•         10 new medium voltage feeders were built in Escobar, Munro and  Tigre.

•         23 km of medium voltage wire were renewed in Munro, Vicente López, San Isidro, Martínez, Escobar,  El Talar, Victoria and Tigre.

•         53 conversion centers were automated, motorizing 107 handling points.

•         2 new 13.2 kV feeders were put into service from the new reduction center 33/13,2 kV in El Cazador in the district of Escobar.

•         Medium voltage outlets were connected and rearranged for the new high voltage transformer in Benavidez Substation.

PILAR

•         Manzone substation was put into service, mainly to discharge the LAAT feeding Derqui, Pilar and Parque Substations and Pilar Distribution Center.

•         New works were started in the new Corralón Distribution Center, which will replace existing Valeria.

•         Works started in the new Gaona Substation, which is expected to be in full operation by 2016. This Substation will help, among other things, feed the area of Routes 24 and 25, where an important industrial area is being settled. Further, the premises for a new Substation are being negotiated in the area of Acceso Norte Ramal Pilar, Calle Caamaño and railroads, where a large shopping area is being set up. That area is currently supplied by Matheu and Derqui Substations, which will be discharged with the new Substation.

•         The first high voltage tranche was put into service (made up of line and wire) which joins Malvinas Substation with Manzone Substation. The work is expected to be completed by mid-2015, joining said Substations with Parque Substation.

•         12 new medium voltage feeders were added. One in Paso del Rey Substation to mainly discharge in Moreno downtown, one feeder in Nogues Substation to discharge in Muñiz Substation and another in Matheu Substation that improves service quality in the area, mainly in Los Pilares, Los Sauces and La Lomada neighborhoods. In turn, three new feeders were laid in Catonas Substation, 2 in J.C.Paz Substation and one in Tortuguitas Substation. Finally, three out of the seven feeders planned in the first stage of Manzone Substation were put into service. These feeders discharge in Pilar Distribution Center (Pilar downtown and outskirts), Derqui Substation and the area of Carabassa.

•         Restructuring of 11.5 km of medium voltage underground wire was conducted, particularly 16.326 and 16.328 feeders supplying, among other areas, Moreno downtown, and the 25.114 feeder supplying the area of Del Viso. The work also cover feeders in Morón Substation (6.705, 6.706, 6.722 and 6.724 A) headed to San Miguel.

•         Some of the most important customers are Plaza Logística SRL with 1.7 MW,  Inc. S.A.  Malvinas  (1.6  MW in medium voltage + 1.2 MW in low voltage), Agco  S.A.  1.4 MW, Yamaha Arg. S.A. 1.2 MW, Bilseil S.A.  1 MW and Fideicomiso del Pilar 1.8 MW.  It is also worth mentioning the ongoing growth of Pilar del Este neighborhood. In addition to the neighborhood already put into service in 2103/2014 (San Alfonso, San Eduardo and  Santa Guadalupe I and II), in the 2015/ 2017 period, San Ramiro, San Ramón, Santa Elena, Santa Lucía, Casas del Este and Casas de  Santa Guadalupe neighborhoods will be added (new projection is 15 MW).  Furthermore, for the first six months in 2015, PIBA II (3,8 MW) and PIEM I (4 MW) industrial parks are expected to be put into service. Finally, projects PIEM II (3 MW), Desarrollos Productivos Moreno (4 MW), Extension of Parque Pilarica (4 MW), Dellacha in Pilar (8,2 MW), and the San Agustín neighborhood ( 3 MW), located in front of SE Manzone are under feasibility requests.

•         157 medium and low voltage conversion centers were built and the power module was increased in other 2016 centers, thus power installed in transformers was increased by 91 MVA (49 MVA new and 42 MVA by increases).

•         7.3 km of medium voltage air line and 23 km of underground line were laid. As regards low voltage, 175 km of overhead network and 36 km of underground network were built.

•         Two facilities in Moreno District were regularized by installing Self-managed meters, 320 meters in Barrio Haras Trujuy and 875 in Barrio Villanueva.

•         455 clandestinely connected customers with poor feeding were regularized.

•         31,400 meters of regular LABT were replaced with lape and 4,300 meters of naked LAMT with protected conductive lines.

•         10,634 wood posts in low voltage and 279 in medium voltage.

•         113 H°A° columns were installed replacing wood posts.

•         39 wood platforms were replaced with H°A°.

SERVICE QUALITY

Continuity indicators series for high voltage (alta tensión, “AT”) and medium voltage (media tensión, “MT”) levels, Medium Interruption Frequency with installed kVA (Frecuencia Media de Interrupción por kVA instalado, “FMIK”) and Total Interruption Time with kVA (Tiempo Total de Interrupción por kVA, “TTIK”) for the last 6 years are the following:

FMIK (times)	2009	2010	2011	2012	2013	2014 (*)
External AT	0.00	0.02	0.01	0.01	0.01	0.15
Own AT	0.05	0.30	0.28	0.79	0.46	0.46
Own MT	4.36	4.79	4.44	7.14	6.66	7.85
Total Own Network	4.41	5.09	4.72	7.93	7.13	8.31
Observed by Customer	4.42	5.12	4.73	7.94	7.14	8.45
TTIK (Hours)	2009	2010	2011	2012	2013	2014 (*)
External AT	0.00	0.06	0.02	0.07	0.07	0.03
Own AT	0.01	0.18	0.14	0.71	0.18	0.45
Own MT	8.78	10.36	11.55	20.26	17.95	22.59
Total Own Network	8.79	10.54	11.69	20.97	18.13	23.04
Observed by Customer	8.79	10.62	11.71	21.04	18.20	23.07

(*) estimated

These indicators represent the average number of outages and downtime for each kVA of the transformers with medium/low voltage and the contracted powers of medium/high voltage customers, i.e., the sole performance of medium and high voltage networks.

                Together with the continuity indicators FMIK and TTIK, the international indicators System Average Interruption Duration Index (“SAIDI”) and System Average Interruption Frequency Index (“SAIFI”) are also reported, as recommended by the Guide for Electric Power Distribution Reliability Indices IEEE 1366/2012.

These indicators include the component of low voltage network and are analogous to FMIK and TTIK; however, the estimation base is currently the number of customers instead of kVA with medium/low voltage. They offer the advantage of enabling a global network vision, but at the same time the importance of the affected facilities weighting is lost, as a residential customer with low voltage has the same indicator weight as a large customer with high voltage. Continuity indicators, SAIDI and SAIFI series for the last 6 years were the following:

SAIFI (Times)	2009	2010	2011	2012	2013	2014 (*)
External AT	0.00	0.01	0.01	0.00	0.01	0.15
Own AT	0.05	0.25	0.26	0.73	0.51	0.43
Own MT	4.44	4.81	4.29	6.86	6.67	7.91
Own BT	1.18	1.34	1.01	1.02	0.81	0.66
Total Own Network	5.66	6.40	5.56	8.61	7.99	8.99
Observed by Customer	5.66	6.41	5.57	8.61	8.00	9.14
SAIDI (Hours)	2009	2010	2011	2012	2013	2014 (*)
External AT	0.00	0.03	0.01	0.02	0.03	0.03
Own AT	0.03	0.14	0.14	0.68	0.19	0.36
Own MT	8.54	9.80	11.01	19.60	17.50	21.95
Own BT	4.47	7.10	8.54	11.25	9.99	9.26
Total Own Network	13.04	17.04	19.97	31.53	27.68	31.57
Observed by Customer	13.04	17.07	19.98	31.55	27.71	31.60

(*) estimated

During 2014, effects caused by all kind of weather conditions had a significant impact on quality indicators once again, both due to their extent, frequency and/or a combination of both.

In this sense, in summer time, it should be noted that the extraordinary weather emergency dating back to December 2013, that broke any and all historic records, with apparent temperature records above 40 °C and which lasted until early January 2014, was immediately followed by an extremely large-scale storm. Another storm occurred by late February.

In autumn months, no relevant weather events took place, however, in the first days of winter and, in particular during July, intense cold periods occurred (though of a relatively short extent) leading to overloads in some installations.

In subsequent months, August and September, periods with temperatures noticeably high for that time in the year, lasting several days in the first month but brief in the second month, led to sharp drops in temperature with a particularly low apparent temperature, coupled with storms dumping heavy rainfalls, hails and storm-force winds.

Two strong storms occurred in the first days of November, together with breakdown in network associated to significant weather variations even though maximum temperatures did not reach usual records for this month.

Finally, also in the first days of December, a heavy storm battered the city, revealing that both storms, and sharp changes in temperature and/or periods with unusual temperatures have been, except for a few months, factors repeatedly occurring along the year.

PRODUCT QUALITY

When it comes to voltage and disruptions control campaigns as requested by ENRE resolution 184/00, the required number of measurements were made during 2014, as well as the calibration and certification of the recording equipment park.

In accordance with the updating and replacement policy of disruptions control equipment, in 2014, 4 new Flicker control equipment and one for harmonic control (all nationally manufactured) were purchased. Recording equipment to control disruptions will continued to be purchased, to replace the oldest ones, as the latter are manufactured abroad and their models import will then be interrupted, thus making purchase of spare parts difficult. Electrical parameters controlled by network disruptions recording equipment are being reviewed, emphasizing the early detection of potential diversions.

In such network points where punishable deviations were recorded in relation to the quality of the delivered technical product, systematic reports are issued to optimize investment focused on enhancing the quality of the product delivered.

Regarding customers' claims measurements, ENRE requires all measurements to last seven days, instead of former 3-day measurements, recording on a daily basis via Internet claims filed by clients in connection with product quality. The independent contractor in charge of the measurement campaigns of Product Quality added 50 single-phase pieces of equipment for voltage control, all nationally-manufactured, to replace out-of-service equipment and to meet applicable requirements.

BUSINESS MANAGEMENT

Energy sales, in physical units, had a year-over-year decrease of -1.7 % during 2014.

Residential demand, with its significant share in the demand total volume (42.8%), remained virtually unchanged in a value equal to +0.02%.

Large demands, with a share similar to that of residential demands (35.9%) recorded a -2.4 % decrease.

Increase/decrease in demand of the main activities of large demands was as follows:

Activity	Demand %
Basic utilities (Electricity, natural gas and water).	+1.6%
Food, beverage and tobacco products	-2.5%
Non-metallic mineral products	-2.3%
Metallic products, equipment and machinery	-9.0%
Trade	-0.6%
Community, social and personal services	+1.5%
Transport, storage and communications	-0.1%
Chemicals	-2.9%
Paper and paper-derived products	-5.2%
Basic metallic industries	-8.9%
Wood and wood products	-8.1%
Textile products	-4.4%

Small demands for general use up to 10 kW (T1G) recorded a -3.7% downward trend. This segment has a relatively low share in total demand (8.1%), therefore its contribution to the increase of such segment is noticeably lower than that of large and residential customers.

Medium demands between 10 kW and 50 kW (T2) reflected a -6.4% drop. This segment also has a share in total demand equal to that of small demands (8.0%).

In 2014, emergency squatter settlements, with an aggregate demand share of 2.0%, recorded a growth rate of 3.4%.

Energy volume distributed in Edenor S.A.'s area, including energy sales and tolls, was 21,292  GWh, while energy purchases to supply such demand totaled 24,859 GWh, representing a -0,2% decrease as compared to the previous year.

During 2014, 45,464 new customers were connected, representing a contracted power increase of 376.7 MW. This power was distributed according to the following chart:

Rate

Customers

Power (MW)

R1 Small demands

44,833	313.4

R2 Medium demands

456	10.3

R3 Large demands

175	53.0

Total (as of September)

45,464	376.7

In addition to text messages (“SMS”) used to make questions and technical claims that continued as an important contact channel used by user clients, the application “edenor 2.0” launched in May 2014 for cell phones and Web sites began to be used. With this application, users may have access to information on their most recent invoice, display and print it and then pay it at any authorized payment office, submit online claims based on lack of supply and geolocate business offices and authorized payment offices and receive notices and information on accounts selected in their application.

With more than 47,000 downloads as of December 31,2014, edenor 2.0 has a superb growth potential, that will result in a larger-scale and better service to our  clients. Stage two of the project is expected to be completed by 2015, by including a larger number of procedures as well as payment with credit cards.

As for the last 20 years, the Company again conducted the study on overall satisfaction.

In 2014, consolidated customer satisfaction was of 72.8% (R1) with the electric energy service ranking fourth with respect to other utility services. It should be noted that despite context-related problems and events occurring in particular during the 2013/2014 summer and tough it is inferior to that of 2013, satisfaction ranks at very high level. In addition, the CIER survey was conducted for residential customers, which compares Edenor S.A. with more than 70 distribution companies in South and Central America, including Distribution Company in Mexico (CFE – 28 million of residential customers) and with other companies in Brazil, Colombia, Ecuador, Peru, Uruguay, Chile, Dominican Republic, Costa Rica, etc. with a Consumer Approval Index (Índice de Aprobación del Consumidor, IAC) – Satisfaction before evaluation) of 74.1%, above the average CIER (73.5%) and of 73.8% of the General Satisfaction Index (ISG, Índice de Satisfacción General) resulting from the survey, slightly below the average CIER (76.7%).

In addition, a Study of Customer Care and Service Quality by Commercial Offices was conducted with the MisteryShopper technique, with results of 8.8 (out of 10), revealing a very positive result, irrespective of factors influencing consumers’ responses on their satisfaction perception.

The new CC&B business system which was first run on November 1, 2012, upon completion of its implementation and adjustment, is working with high level of performance and results.

During 2014, 40 short range remote control meters in the District of La Matanza. In the six trial months, 47 disruption and restoration tasks were deployed in 22 clients. A 43 % cost reduction was noted in comparison with manual tasks.

Use of remote control meters is a practical solution for those clients unable to access the meter or with repeated delinquent behavior. It significantly reduces the time required for field actions and avoids new visits due to unfulfilled actions.

In addition, distance reading pilot tests were performed in single-phased and three-phased Rate 1 meters installed in three buildings in the City of Buenos Aires.

The trial test offered experiences from the technological viewpoint as regards problems and issues arising out of the communication with meters and their location. Furthermore, it was concluded that remote reading is a solution to be considered for those buildings with access restrictions. However, due to the current cost adverse situation, this is a non-profitable and unfeasible solution.

Reading trial and remote control tests will continue in AMI meters, as this is a technology being used by top companies in the globe.

Also during 2014, sale experience with demand self-managed meters was extended in regularized facilities in the Municipality of Moreno.

Furthermore, an energy pre-paid virtual load sale system, similar to that used for mobile phones,  was implemented which allows for a larger number of points of sale.

The following chart describes the number of installed meters and meters pending installation as well as the investment made as of the date hereof

Neighborhood/District	Installed Meters	Meters Pending Installation	Investment
HarasTrujui III-IV/Moreno	372	0	$ 1,488000
Villanueva Municipio / Moreno	685	5	$ 2,740,000
Villanueva Edenor /Moreno	189	561	$ 756,000
Expansion Merlo	0	150	$ 0
Juan Perón / Moreno	0	250	$ 0
18 de Julio / Moreno	0	1,500	$ 0
Los Hornos / Moreno	0	300	$ 0
Independencia / San Martín	0	2,000	$ 0
Total	1,246	4,766	$ 4,984000

LARGE CUSTOMERS

As mentioned above, in 2014, large demand recorded a 0.8% decrease in invoiced energy. This outcome derives from an increase in R3 demand of energy of 2.64% and a decrease in toll demand of energy of 3.4%. During 2014, 173 R3 customers and 2 large users were connected to service. Delinquency was equal to 3.66 days of invoicing.

During 2014, services were sold to large customers for an amount of AR$6,990,000 in the following line items:

•         Projects and works: AR$4,900,000

•         Maintenance: AR$360,000

•         Advice and other: AR$1,730,000

According to measurements conducted, large customers’ satisfaction decreased from a positive result of 70.7% in 2013 to 67.2% in 2014.

The following chart shows the progress of Edenor S.A.'s open market with respect to large users and marketed energy volume:

	Guma		Gume and Gupas		Share in energy sales
	No. Clients	GWh	No. Clients	GWh
1995	72	681	118	150	8.5%
1996	87	1366	204	536	18.0%
1997	109	1749	312	708	21.4%
1998	124	2072	563	953	24.7%
1999	124	2082	575	1160	25.0%
2000	121	2118	516	1153	24.0%
2001	114	2009	650	1131	22.9%
2002	79	1552	627	1022	19.8%
2003	71	1440	232	909	17.0%
2004	71	1459	313	641	14.3%
2005	80	1707	624	1268	19.0%
2006	81	1887	426	1315	19.3%
2007	93	1964	477	1147	17.4%
2008	98	2334	526	1360	20.0%
2009	100	2262	534	1361	19.9%
2010	100	2459	541	1432	20.2%
2011	100	2536	580	1620	20.7%
2012	101	2561	603	1713	20.7%
2013	102	2584	617	1775	21.1%
2014	104	2573	606	1639	19.8%

CHAPTER 3

HUMAN RESOURCES – CORPORATE SOCIAL RESPONSIBILITY.

NEW HIRES

In 2014, 865 new employees were hired, in part from the hiring of employees of contractor companies and in part from the Company’s own employees.

During 2014,  the Young Engineers Program continued to be implemented, with the hiring of 65 professionals with different specializations in the engineering career. The purpose of said program is that new hires be fully specialized in electricity distribution management and be trained, in the short term, as working teams supervisors so as to strengthen supervision level. During March and June, two new groups were hired.

Immediately following the hiring, the new employees began with the three-month training at Universidad Tecnológica Nacional Facultad Regional General Pacheco in Energy Distribution Companies Management.

Twenty six university students were hired into the Internship Program, so as to further the internship program in the different areas of the Company related to their careers. More than 90% of them are studying engineering.

JOBS

For the purposes of developing corporate presence in the labor market, Edenor S.A. attends different conferences and/or tradeshows held for leading companies to retain new talents.

During 2014, the Company attended the Engineers and Technician Week arranged by Bumeran and Expo Zonajobs in May and September, respectively. Said tradeshows consist in virtual employment fairs where companies have an interactive stand. The purpose is capturing the most talented students and professionals from different careers interested in applying for jobs and growing professionally. Edenor S.A. also attended Engineering and Work Workshops organized by Worktek, where engineering professionals and students from everywhere in the country gather to learn about the most important companies’ job offers and to have direct contact with candidates and vice versa.

SCHOLARSHIP PLAN

In 2014, the Company continued with the scholarship program addressed to university students and which is in effect for more than 18 years in a row.

Furthermore, relationship with Universities continued to be consolidated, by renewing or executing new Master Agreements with the most important education entities, thus contributing to the labor and professional growth of students and graduates through ongoing sharing with the educational community.

The Company carries out an ongoing and close follow -up of interns to be fully aware of the internship and the academic situation progress, as many of them are hired as own staff during the internship and upon its completion, thus capitalizing the experience and knowledge gained during it.

2014 ANNUAL TRAINING PLAN

The 2014 Annual Training Plan consisted in training activities focused on gaining, updating and developing knowledge, skills and behaviors for proper performance by every person in Edenor S.A.

The growing number of new technical staff and supervisors hired gave rise to the need to design specific programs simplifying the hiring process and related challenges.

Throughout the year, 4,035 participants attended 152 courses divided into 555 activities, totaling 77,593 training hours. The number of persons receiving training (with no repetitions) was 2,237.

Most relevant activities of the plan are outlined below:

•         Young Engineers Program – Energy Distribution Companies Management

In 2014, this important program continued which is addressed to new engineers graduated or to be graduated from different specialties as well as to a reduced group of engineers already working in the company. Its purpose is to offer training on comprehensive management of any energy distribution company. It was a full time 3-month training program delivered at UTN regional Pacheco.

The course included, in addition to technical and safety-related issues, which are key management aspects, management tools provided by IDEA escuela de negocios. To supplement training, residencies were made in operating areas, followed by the final work.

During this year, 79 professional attended this course. Three courses were delivered in total. One began in 2013 and ended this year and two new groups were delivered during 2014.

During 2014, 36,835 training hours were delivered, with a total of 47,235 training hours considering the three courses as a whole during 2013/2014.

Results were largely satisfactory, as all the attendees had a very good performance both during the course and in their final tests. In addition, interviews and follow-up meetings were held to test the incorporation process to their jobs, as well as to assess the training effectiveness. The entire group was shortly incorporated to the supervisions positions in the Company’s operating areas.

•                       Sustainable Development and Safety

Year after year, the Sustainable Development and Safety Management Area devises a plan of activities cross cutting the whole Company aimed at training, raising awareness and updating certain groups, in connection with issues related to Safety, Public Thoroughfare Safety, Environment and Quality.

As regards Safety, two key courses continued to be delivered: “Safety at Work–Electric Risk”, and “Operation Methods for High-Rise Works”, with 946 attendees and 6 collaborators, totaling 5,726 training hours.

Other important courses were delivered, including “Safe Use of Forklifts”, “Safe Operation of Hydro Forklifts in Live Works”, “Emergency Plan and Building Evacuation Plan”, “First Steps in case of Fire Source” and “CPR and First Aid”.

With the implementation of the 5 S methodology, which sets forth standards to set every working area and place in order, so as to efficiently carry out every task, in 2014, awareness and training were delivered to leaders, as well as to personnel of the different facilities of the Company. Lectures were given and a video was available at the Training platform. A total of 458 collaborators were trained on those issues.

The 2014 Integrated Management System plan was significantly more inclusive than in prior years, due to the hiring of technical staff and supervisors, totaling 12,547 training hours.

•         Launching of the training platform

This tool is a learning Cyberspace implemented during 2014. It offers a virtual training experience, which is time- and cost-effective as opposed to classroom learning.

The Platform allows for the creation of various spaces o "virtual classrooms" hosting different training choices (courses, tutorials, etc.) as well as files sharing, creation and participation in blogs, forum and chats.

Initially, a group of sites was generated, which will be subsequently developed and updated with different contents based on every year needs.

The platform structure is composed of courses blocks, as the induction course block and other general courses block addressing different topics.

A special space was also hosted for the Young Engineers Program, offered as pedagogic resource in addition to the classroom training, where participants were able to download course materials and literature, as well as to interact in Cyber-classrooms to prepare a group final assignment.

In addition, Microsoft courses were tested as trial and a series of courses with different levels were introduced, replacing classroom training related to the Office Pack.

Though courses at the platform were implemented in a stepwise fashion, 600 persons attended these courses, highlighting “edenor 2.0” and “5 S Methodology” courses for their attendance level.

•         Technical Training

Several technical courses, mostly given by in-house facilitators, are delivered each year to keep technical staff up-to-date with new developments.

As an innovation in 2014, the course “Work Supervision" was launched, intended to balance and update general knowledge of the personnel of Distribution Works area. The courses consisted of a special section on safety and other technical section on field theory and practices. During 2014, the first course section was delivered, and the technical section will be given in 2015, with the attendance of 22 supervisors, totaling 72 training hours.

Additionally, regular training courses on maintenance and recycling continued to be delivered to personnel in the Transmission area, totaling 2,800 training hours.

Seven courses of “Medium Voltage Section. Network Operation” were given and attended by 114 technicians of the Operations area totaling 5,448 training hours.

•         Corporate Systems Training

In recent years, different new technologies were introduced and updated, thus requiring personnel to master those systems they use every day. During 2014, support courses focused on proper operation in CC&B Utilities, Loyal and SAP continued.

Further, in line with the launching of the tool to handle information Qlik View, different training courses were delivered to users, as regards system browsing as well as more advanced design and programming courses for experts, with the attendance of 91 persons.

•         Skills Updating Courses for Professionals

The plan comprises several in-company courses and external training targeted at the Company’s analysts, professionals and middle managers. Its purpose is to broaden knowledge and improve skills in response to specialization and better performance demands.

During 2014, in-company courses on crosscutting topics were arranged as well as updates, conferences and congresses. A total of 7,196 training hours were taught.

2014 CIDEL congress was one of the most important events in 2014, both due to the number of attendees (42 persons) and to the level of participation as regards lectures delivered. One of the lectures delivered by Edenor S.A., on optimizing field works to repair high power transformers, received a special recognition by the congress authorities.

•         PGE Project

The “Planning of Electric Management” project launched in 2013 successfully completed its last implementation stage during the first six months in 2014, requiring several workshops to be given to assistant managers and head of areas involved. Those workshops were intended to inform and share knowledge on the project progress and goals achieved. A total of 177 persons attended those workshops with 796 training hours.

•         Training to Community

Training to community addressed the different needs identified by the operating areas in certain municipalities or entities related to Edenor S.A. In 2014, courses were given at Colegio de Técnicos de la Provincia de Buenos Aires, training 125 technicians on Pillars for single-phased and three-phased energy supply.

Furthermore, a course on safe pruning was delivered as specially requested by the Municipality of Vicente López. Edenor S.A.’s facilitators were responsible for delivering this course to the pruning team of the municipality.

Total Training Hours	67,593
Operative Training Hours	64,961
Master and Postgraduate Hours	2,632
“Young Engineers Program” Training Hours	36,835
Comprehensive Management System (Safety, Quality and Environment) Training Hours	12,546
Hours/Man	16
Activities Given (without repetitions)	152
Trained Staff (without repetitions)	2,237

Edenor 2020

This is an organizational cultural management initiative involving all our personnel and in which Edenor S.A. sets itself the goal of redefining the shared view, values, management methods and general policies and human resources recognition policies for “the new Edenor coming” in the next years.

Edenor 2020 design phase had a first stage from December 2013 to January 2014, with interviews to Directors and Managers, for the purposes of reflecting main characteristics of Edenor S.A.’s culture, values and current management from the management team’s viewpoint. This “photograph” allowed us to identify the starting point and, from this point, propose, in a second stage, seven workshops on changes towards a new organizational culture embracing all of us.

This project promoted by senior Management required a series of workshops addressed to the management team. Their purpose was working on and exploring specific issues identified from the close analysis made in the first phase of the project. Seven workshops were delivered: Values, Service, Planning, Behavior I y II. Human Capital and the People’s and the client’s voice.

Initiatives were endorsed by the Management committee and they finally resulted in a master plan of 19 projects, and the team responsible for each project was then appointed, thus starting the implementation stage of Edenor 2020.

MASTER AND POSTGRADUATE DEGREES

As every year, in 2014, the Company continued encouraging participation in higher studies, awarding scholarships.

In 2014, five professionals joined the Master and Postgraduate Program, totaling 12 collaborators, considering the seven professionals from 2013.

INTERNAL COMMUNICATIONS

As regards Internal Communications, tools used to inform personnel on the Company’s news were the magazine Revista A toda luz, the Weekly Newsflash, the corporate Intranet and notice boards.

As regards Integration Events, Football, Bowling, Play Station and Truco Tournaments were arranged, to share special moments in a relaxed atmosphere with co-workers, positively impacting on the work environment. Attendance reached 500 employees. Also, 300 children took part of a drawing and painting competition. Winners were rewarded with art kits and books and art courses for children at Museo Sívori.

Also in connection with integration events, from June 12 to July 13, a personnel-dedicated game was played in relation to the 2014 Football World Cup, in which each employee played with his forecasts on each game result. The interactive contest was first promoted with flyers with the game rules and then informed though the different internal communication media, flash, notice boards, e-mailing. A total of 1700 employees played this game.

Furthermore, as regards Benefits for personnel, 2400 gift cards were given to purchase toys for the Children Days to the employees’ children aged 0 months to 12 years.

The Company also has Bonus, a Benefits Programs for personnel aimed at building and achieving a closer, more dynamic and different identification, strengthening the communication channel with employees.

RESEARCH AND DEVELOPMENT

The company continued working under the agreement with Universidad Tecnológica Nacional – Facultad Regional General Pacheco on the following research and development projects:

•         LOCALIZATION OF PARTIAL DISCHARGES IN SUBSTATIONS

The Universidad Tecnológica Nacional - Facultad Regional General Pacheco was asked to develop a research and development project together with TRANSENER, consisting in the application of a partial discharges localization system to Edenor S.A.’s Substations, developed by TRANSENER.

•         TRANSPORTABLE MODULAR HOMES

The Universidad Tecnológica Nacional - Facultad Regional General Pacheco was asked to develop a design project of a transportable housing unit (módulo habitacional transportable, MHT), with energy efficiency, meeting the specific requirements set by Edenor S.A.

•         PROJECTS INTRODUCED AT CONGRESSES

Edenor S.A. actively participates in international congresses, related to its business, by introducing projects on improvements and new developments implemented by it.

•         ICOLIM 2014 – Budapest, Hungary (International Conference on Live Maintenance)

Edenor S.A. submitted the following papers:

-          “Cell Sites Installation on medium voltage energized power lines”.

This paper was awarded the distinction as TheBestPaperAward.

This paper describes the experience of installing cell phone antennas (Cell sites) on towers of medium voltage lines. This allows for a reduction in areas occupied by antennas installation; reduction of visual impact; decrease in working and managing times; optimize resources in general.

-          “How to avoid failures on tools and equipment used in LW? Preventive Control

•         CIDEL Argentina 2014 (International Congress of Energy Distribution)

Edenor submitted the following papers:

-          “Change in Handling Elements for their Incorporation to Telecontrol”

This paper was widely received and awakened, thanks to its original nature, a true interest among the participants of the Congress.

-          “Optimization of Field Works to Repair High Power Transformers: Case Study”

This paper received a special recognition from the Congress authorities.

-          “Distribution in Islands”

-          “Partial Discharges”

This paper was jointly submitted with Universidad Tecnológica Nacional.

•         TRANSFORM AMERICAS – SIGAT CIER 2014 SEMINAR– Cartagena, Colombia

Edenor was invited to deliver a lecture on the state-of-the-art status currently achieved, on use of power transformers.

•         FONPI (Foro para una Nueva Política Industrial) (Forum for a new Industrial Policy)

Edenor was asked to be a member of the Honor committee of the Forum held at the Argentine Chamber of Deputies in September 2014. This forum convened representatives of different sectors and was endorsed by the Argentine Chamber of Deputies and the Argentine Ministry of Science, Technology and Productive Innovation.

HUMAN RESOURCES

In 2014, the PGE project was finally implemented, which was basically aimed at improving the scheduling and performance of works executed by the Company’s own staff. To achieve this, a management model using as basic source the continuous improvement methods and aligned with Edenor S.A.’s strategic view was applied together with “ABS Consultoría”

This project implementation implied working on different core concepts (action targets), simultaneously acting on:

•         Attitude (and personnel’s commitment), through organizational change meetings held to share methods with all parties involved (supervisors, heads, assistant managers and managers).

•         Procedure (or how activities are carried out) seeking simplification of tasks (distinguishing tasks adding value from those that do not).

•         System (or method); introducing checkpoints in processes, generating ratios to measure their performance, analyzing their progress and taking remedial actions.

In addition to these three core concepts, certain continuous improvement groups were formed (with their tools) to work along with the changes resulting from the project, to wit:

•         Start-up Group: it explored the most effective use of time by mobile equipment to minimize start-up times (task assignment, material and tool loading and unloading, vehicular inspection and missing items replacement).

•         Supervision Routine Group: it designed the overall plan for Supervisor’s every-day tasks to be used as a guideline focusing on the Company’s targets and management model

•         5S Group: Implementation of methods in Guzmán building (trial project). Then it assessed it reproduction in other buildings.

This project was implemented in DD&C for Operations and Transmission areas (impact on 3100 collaborators) and lasted for approximately 70 weeks. Nowadays, this method is internalized in the Company and a coworker team was created which continues applying and adjusting it to the Management’s needs.

CHAPTER 4

IT AND TELECOMMUNICATIONS

During 2014, the IT and Telecommunications Management designed its 2015 – 2018 Plan, defining identity and position criteria of the area and a new organization chart.

•         IT Management was divided into Applications Management, responsible for the applications development and maintenance  processes and into the new Technology Management, in charge of the infrastructure, user support and operations.

•         The Special Projects Management was created, responsible for managing and implementing large scale projects.

•         Safety Assistant Manager now reports directly to the Management.

•         Governance Staff position was created and entrusted with budget management and project follow-up.

APPLICATIONS

•         In May, the App Mobile edenor 2.0 for Android, IOS and Windows Phone was deployed.

Once again, Edenor leads the way in driving this type of initiative, as it is the first utility in the region implementing this customer service app.

Main features are:

-          Check invoicing information and print a copy of the invoice

-          Submit a claim for power outage

-          Receive notices from Edenor

-          Enter internal meters readings

-          Search for closest commercial offices

•         As regards Nexus system, focus was on new features and better performance through the following projects:

-          Better association between maneuvers and affected sources

-          High Voltage and Medium Voltage networks separated in the system

-          Automatic retrieval of claims

-          Conducting of outgoing calls and automatic re-calls campaigns

-          Improvements in Service Quality and Product Quality modules

-          Online information for ENRE and Ministry of Planning

-          Migration to a new Operating System (Linux)

-          Upgrade of database version

•         As regards CC&B system, many improvements were made to the business process:

-          New module to process collections from banks

-          New module to control delivery of collections at commercial offices.

-          New Portal to calculate the Stabilization Factor and an invoicing simulator

-          Better division of tasks

-          New module of customer service at commercial offices

-          Portal to check inactive customer’s fines.

-          Remote cut-offs over the phone

•         In connection with the SAP system, new modules were implemented as well as significant improvements for the Company’s administrative management:

-          New Portal for suppliers’ self-management

-          New financial planning and consolidation module (BPC)

-          Improvements to biddings and contracting management (SRM)

-          New process for purchase approval

•         In Business Intelligence tool, important management reports were developed, among them:

-          Addressing of non-technical losses

-          Customer Service at commercial offices,

-          Claims follow-up

-          Invoicing, delinquency and collection management

-          Works monitoring

-          Fleet management

•         As regards HR, the Company collaborated with:

-          Replacement of employees payroll services provider.

-          Preparation of bidding terms and selection of the Time Management tool, expected to be deployed by the first six months in 2015.

•         Biding and awarding of the new Quality Management system were completed. The winning product was iWeb y and it is expected to be deployed during the second six months in 2015.

SPECIAL PROJECTS

Special Projects Management, created in 2014, is responsible for the Technical Project, which is intended to improve the Company’s operating management based on the implementation of a comprehensive management software for assets that are part of the facilities and workforce.

This new technology will allow the Company to reach a threshold, even higher, of customer service, as it will provide it deeper knowledge of its facilities and a more efficient planning of maintenance actions, to be then qualified to sharply reduce failure rates. It will also enable it to efficiently deal with emerging tasks, which are common in technical and commercial operations, thanks to a better scheduling, task dispatch, work planning and outage reduction.

For this implementation, two industry leader world-class software packs were selected: (i) ClickSoftware, a product made in Israel, which singles itself out by its mobile technology, relying on the state-of-the-art cell phones in the market and ii) SAP, a tool implemented in Edenor S.A. since 1995, which will be extended to our assets maintenance and management.

The team driving this project was formed by selecting excellent experts from all areas in the Company, and it will conduct its tasks in an especially built-up place in the district of San Martín.

TECHNOLOGY

The most significant Technology changes include, among others:

•         Migration of infrastructure to cutting-edge equipment, significantly improving performance

•         Upgrading of network infrastructure of data centers, with the resulting faster speed and stability.

•         Restructuring of the IT HelpDesk, improving users support processes.

•         Implementation of new IT Operations processes for better management purposes.

•         Deployment of a new backup solution in virtual tapes, resulting in a processing time saving.

TelecomMUNICATIONS

•         Technological renewal of the Corporate Network for Substations and Commercial Offices.

•         Initial implementation of Wi-Fi in our facilities, providing wireless access to employees and customers.

•         Upgrading of networks for new IP Telephone service, covering 2000 Telephones.

•         Extension of the Call Center capacity

•         Installation of a new state-of-the-art access control and video surveillance system in 10 Substations: Matanza, Morón, Rodríguez, Malaver, Agronomía, Las Heras, Matheu, Puerto Nuevo, El Pino and San Miguel.

•         Communications were established for telemeasurement system of medium voltage network  and large customers.

•         Installation of a new mobile digital communication system in the area of Delta to cover operating communication of 2° and 3° Section

•         Telecommunication works in Substations and New Buildings:

o    Substation Manzone, Azcuénaga Building, Iturri, Loma Hermosa, Tigre Commercial Office, Tigre Sector, G. Catán and adjustment of Ex Rasello site.

o    New connectivity with fiber optic to several substations.

o    Telecontrol works in 10 conversion centers.

CHAPTER 5: RELATED PARTIES

DESCRIPTION OF THE ECONOMIC GROUP

Edenor S.A. is a company under Pampa Energía S.A.'s control, the largest integrated energy company in Argentina. Pampa Energía S.A. is an open-end privately-held utility company whose 100% shares are listed on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) (BCBA: PAMP) and on the New York Stock Exchange (NYSE: PAM). Its executive officers have outstanding track record and experience in energy investments in Argentina since 2005.

Through its subsidiaries, Pampa Energía S.A. participates in the generation, transport and distribution of electricity:

In generation, it has interests in:

•         Nihuiles Hydroelectric Power Station

•         Diamante Hydroelectric Power Station

•         Güemes Steam Power Station

•         Piedra Buena Steam Power Station

•         Loma de la Lata Steam Power Station

•         Central Térmica Piquirenda

In transmission, it has interests in:

•         Transener

•         Transba

In distribution, in has interest in:

•         Edenor

Pampa Group Organization Chart

MOST SIGNIFICANT OPERATIONS WITH RELATED PARTIES

Financial Services Agreement with EASA

On April 4, 2006, the Company signed a Financial Services Agreement with Electricidad Argentina S.A. (EASA), under which EASA renders advisory services, as well as services related to the potential development of new business lines consistent with the corporate purposes of the Company. Services to be developed by EASA include assistance and advice regarding financial return; group of financial generation and decision making process; commitment by financial advisory companies and development of new financial products; restructuring of the Company's commercial and financial debt and the feasibility, profitability and implementation of new businesses, derivative hedging and strategies; relation with local and foreign financial entities; financial aspects of the process of rate renegotiation; and concession contract and annual budget of the Company.

Originally, the agreement effective term was five years as from September 2005, and any of the parties could terminate it at any time without any cause with notice given at least 60 days in advance. The consideration to be received by EASA is of US$2 million per year, plus VAT.

In April 2008, the Company's Board of Directors approved an amendment to the agreement, by means of which the amount to be paid by the Company as consideration for the services rendered by EASA was increased to US$2.5 million, plus VAT, payable retroactively from January 1, 2008.

Moreover, on August 26, 2010, a new amendment to the originally-executed agreement was signed, extending its term by five years as from September 19, 2010. Said amendment was approved by the Company’s Board of Directors at the meeting held on August 31, 2010.

Agreement with Comunicaciones y Consumos S.A.

On March 14, 2007, the Company executed an agreement with Comunicaciones y Consumos S.A. (CYCSA), according to which it granted CYCSA the exclusive right to render telecommunication services to the Company's customers through the use of its web site, in accordance with Decree 764/2000 of the Argentine Executive Branch, which contemplates the integration of voice communication services, the transmission of information and images through the existing infrastructure of energy distribution companies like the Company. Under the provisions of said agreement, CYCSA shall be responsible for all expenses related to the maintenance and adjustment of the Company's web site to be used in the rendering of its telecommunication services. The agreement would be valid for a term of ten years from the date the license for the rendering of CYCSA telecommunication services is approved. The agreement also contemplates its automatic renewal at the expiration of each term for subsequent 5-year periods, unless any of the parties notifies otherwise with at least 120 days prior to the expiration of the relevant period. Pursuant to the agreement, CYCSA shall make periodic requests to access the Company's web site, which the Company shall evaluate and authorize depending on the capacity available in its web site. In exchange for the use of its web site, CYCSA shall give the Company 2% of its annual charges to the customers, before taxes, as well as 10% of income obtained from the rendering of its services. Also, CYCSA shall hold the Company harmless from any liability arising out of the rendering of its services through its web site. The contract was executed subject to the condition that CYCSA had to obtain the telecommunication license in a term of 180 days from its execution, which were provided to be subject to extension. In this respect, at its meetings held on November 7, 2007 and May 7, 2008, the Board of Directors authorized such term extensions to obtain the license referred to, which was eventually granted by resolution 179/2008 of the Argentine Communications Secretary.

Furthermore, on October 27, 2008 the first exhibit to the contract of Granting of Permission for the Use of the Energy Distribution Web was executed, by means of which the Company granted CYCSA the right to use posts and airline towers of high, medium and low voltage and ducts and/or triple ducts that accompany the pipes of high, medium and low voltage for the installation of optical fiber belonging to CYCSA, subject to the condition that said optical fiber does not affect the normal rendering of the utility by Edenor. Also, such exhibit grants the Company the right to use part of the capacity of the optical fiber to be installed. It is worth noting that the Company's Board of Directors resolved to approve the above mentioned exhibit in its meeting held on November 5, 2008.

Likewise, at its meeting held on December 18, 2008, the Board of Directors approved the execution of the second exhibit to the contract, also dated November 2008, extending the term of validity from ten to twenty years, with the understanding that said extension makes the project development feasible, providing greater reasonability in terms of size and importance of the investments required by said project, but not entailing any changes in the essence and key covenants of the original contract.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company executed an agreement with Préstamos y Servicios S.A. (“PYSSA”), a financial services company, under which it agreed to grant PYSSA the exclusive right to render its direct and marketing services through the use of its facilities and mail services. As part of this agreement, the Company agreed to establish special modules in some of their offices through which PYSSA shall offer its financial services and lending services to the Company's customers. Furthermore, the Company agreed to include marketing material for PYSSA in the mail sent to its customers, including bills. The agreement shall be valid for five years and its validity shall be automatically renewed by subsequent periods of five years, subject to the right of the Company and of PYSSA to terminate the agreement by means of a notice given at least 120 days prior to the expiration of the relevant period. Under the provisions of the agreement, PYSSA shall pay the Company the 2% of its monthly charges to the customers, before taxes, as well as 10% of income obtained from its services Also, PYSSA has agreed to hold the Company harmless against any liability arising out of the rendering of its services. The agreement provided that its validity was subject to the authorization of the ENRE, which rendered a favorable decision by means of its resolution 381/07.

The activities linked to the mentioned contract are temporarily suspended in the Company's offices.

CHAPTER 6

SUSTAINABLE DEVELOPMENT AND SAFETY– ENVIRONMENTAL MANAGEMENT – RELATIONS WITH COMMUNITY.

INDUSTRIAL SAFETY

Certification of Management under OHSAS Rule 18.001

The management of Industrial Safety is conducted as part of the Integrated Management system, and in what is specifically related to security, the system is certified under OHSAS Rule 18,001 since 2004.

In November 2014, the Company received the re-certification audit by the Argentine Institute of Standardization and Certification (Instituto Argentino de Normalización y Certificación, IRAM) with satisfactory results, thus maintaining the three-year certification.

Safety and Occupational Health and Public Security Management Program

The 2013 Scheme for Identification of Dangers and Risk Evaluation, inspections of works and building and accident ratios laid the basis to define the objectives and goals for 2014, which were included in the Integrated Management Program. The following goals should be highlighted, among others:

-          Reduction by 5% of accident frequency ratio for own staff.

-          Reduction by 5% of accident frequency ratio for contractors staff.

-          Reduction by 5 % of the accident severity ratio for own staff.

-          Reduction by 5% of accident frequency ratio for own staff.

-          Reduction of the number of deviations related to the use of Personal Protection Elements (PPE) and Collective Safety Elements (CSE) with respect to the 2013 goal.

-          Continued implementation of IRAM No. 3625 standard on working in confined spaces.

-          Reduction by 2.0% of the rate of absenteeism due to personal illness for own staff.

-          Maintain certification of IRAM No. 3926 standard on safety of lifting equipment in hydro-lifts.

-          Achieve firefighting protection in 100% jobs in specific buildings (Iturri, Loma Hermosa and Depósito Garín).

-          Installation of Automatic Systems of Fire Detection in commercial offices.

-          Adjustment of conditions in Edenor S.A.’s premises to customers’ expectations.

-          Incorporation of new safety technologies and procedures.

-          Analysis, updating and improvement of the Comprehensive Management System.

-            Inform Edenor S.A.’s personnel and all the community of actions proposed to reduce energy consumption.

Delivery of Fireproof Working Clothes

During 2014, Edenor S.A. continued using the fireproof fabric technology in working clothes provided to employees exposed to electric risks, for the purposes of minimizing any possible electric accident.

Training

•         Personnel Qualification

During 2014, Industrial Safety Area, together with the Training Area, delivered several courses on electric risk prevention. Courses were addressed to all employees working with the grid in Edenor S.A.’s concession area and employees had to passed them as a condition to work with the medium and low voltage network. Furthermore, said training and qualification were supplemented with several medical, physical and psychological tests and area technical approval tests. Upon satisfying all requirements above, the personnel qualification is issued, confirming the employee’s capability to prevent risks while working with the grid.

High-rise Works, Hydro Lift Safe Operation

Personnel was trained on safe high-rise rescue and work methods, which apply to low and medium voltage network works in public thoroughfare.

Training courses on safe use and operation of hydro lifts were also given.

•         Other Training Courses

During 2014, in addition to the training courses mentioned above, the following courses were given:

•         Medium voltage module – network operation.

•         Electric protections.

•         132 KV remote method for Live Maintenance

•         Substations Protections.

•         Live Works - MV (chambers).

•         Live Works - MV (remote).

•         Live work protection elements tests management

•         Young Engineers Program – energy distribution companies’ management– safety module.

•         First steps in case of a fire source.

•         CPR and First Aids.

•         Safe operation of overhead cranes.

•         Emergency plan and facilities evacuation plan.

•         Safety concepts for Garín warehouse personnel.

•         Land scheduled walkthrough– SVP.

•         OHSAS 18001

•         Load manual handling and transport.

PUBLIC SAFETY

Third Party Accidents in Public Thoroughfare

Throughout 2014, 56 third-party accidents occurred in relation to safety in public thoroughfare involving Edenor S.A.’s facilities, representing a 18% drop in ratios compared to 2013.

Out of the total number of these accidents, it should be noted that ten of them occurred inside homes and due to failures in customers’ internal household installations. Though this type of accidents did not take place in public thoroughfare, nor are they under the Company’s responsibility, they are recorded and reported in compliance with ENRE resolution 421/2011.

NUMBER OF ACCIDENTS 2010-2014

After analyzing accidents recorded in 2014, it is concluded that 80% of them were caused by vandalism and negligent actions by third parties. The latter case consists in actions by users, other utility companies and municipalities or their contractors carried out in the Company´s facilities.

Furthermore, out of the accidents resulting from third parties’ negligent actions, 63% were caused by client’s actions, then in second place accidents caused by municipal workers and a reduced percentage of them by construction works in progress and utility companies.

Relation with Customers

Tips addressed to the public on Public Safety were posted on different media and on the Company’s web.

During the last six months in 2014, a media campaign on Public Safety tips was launched by means of two-fold brochures delivered with the electricity utility bill.

The Company continued its contacts with the general public through two Education Programs:

-          “Conexión al Futuro”: (“Connection with the Future”): approximately 21,200 visitors of our stand at Tecnópolis attended the different lectures on electricity general aspects, rational use of energy and public thoroughfare safety; and

-           “100 Libros para mi escuela” (“One hundred books for my school”): inviting elementary schools to participate in a posters and mockup contest on several safety-related and energy-related issues, with the attendance of 8,000 students and winning schools receive a library with more than one hundred books each.

Training

In 2004, the Public Safety Department together with the Training Area delivered several courses on Public Safety mainly focused on safety conditions in works carried out on the thoroughfare area and on identifying and correcting any abnormalities in electrical  installations.

Certification

During 2014, IRAM annual Audit of the Public Safety System was successfully conducted as per ENRE resolution 421/01. The Company maintained the certification of its Public Safety System.

QUALITY MANAGEMENT

Quality Management System

As part of the Integrated Management System, the Quality Management System is certified under ISO 9001:2008 standard, first implemented and certified in 1999. In November 2014, the Company obtained the re-certification, by successfully passing the external audit of the Comprehensive Management System, conducted by an independent entity (IRAM) accredited before the Argentine Accreditation Agency (Organismo Argentino de Acreditación, OAA), revealing Edenor S.A.’s commitment towards doing business with the highest quality standards

Participation in IRAM Quality Management Committee, whose Secretariat is under Edenor’s charge, continued.

The Company participates in Sub-Committees of: Concepts and Terminology (SC1), Quality Management Systems (SC2), and Supporting Technologies (SC3). It also participates in IRAM in different Commissions. Furthermore, it actively collaborates with Asociación Electrotécnica Argentina (AEA).

Those Sub-Committees analyze the different documents of International Standards Organization (ISO) international agenda, where Argentina has to share its technical opinion and cast its vote, emphasizing the ongoing contribution to by the new ISO Standard 9001:2015, which is being reviewed, and its publication is expected by September 2015.

Quality Management and Assurance

During 2014, improvements were made to ensure proper quality management based on the following goals set by the Sustainable Development and Safety in Public Thoroughfare Sub-Management, which were included in the Comprehensive Management System Program.

•         Identify, analyze and reduce any pending delayed actions in the effective Corporate System by 30%.

•         Comply with the Annual Audit conducted by the independent Certification Authority, to obtain the re-certification of international standards: Quality Management Systems ISO 9001:2008; Environmental Management Systems ISO 14001:2004; Occupational Health and Safety Management System OHSAS 18001:2007, of all processes

•         Scheduling, execution and follow-up of the Three-Year Plan of Internal Audits of the Comprehensive Management System – 2014

•         Analysis, update and improvement of the Comprehensive Management System

•         Scheduling, update and follow-up of monthly results of the Comprehensive Management System  Program and Monitoring

•         Develop alert and warning automatic systems, via e-mails, of the expiration or upcoming expiration of documents review date, completion of contracts and calibration of monitoring and measurements devices

•         Raise awareness in connection with the Comprehensive Management System among mid-level managers

•         Share working practices, in relation to the international standards Quality Management Systems ISO 9001:2008; Environmental Management Systems ISO 14001:2004; Occupational Health and Safety Management System OHSAS 18001:2007

•         Measure clients’ General Satisfaction by rate segment and by processes (first and second level)

Quality Committee

The “Quality Committee”, of the Comprehensive Management System was created, comprised of representatives of all the Company’s Management Areas and the President, for the purposes of achieving representation and global vision. Its goals are:

•         Analyze “Non-conformities”,  Preventive Actions, Incidents and Improvement Proposals pending in the corporate system in effect (Loyal) and decide on their continuance or not based on the compulsory nature and/or benefit expected for the Company’s performance.

•         Analyze issues related to the Comprehensive Management System tools.

•         Prepare proposals for the Management’s Annual Review.

In addition, the Quality Committee drafted procedure PQ-07 “Method for Classifying Actions”, which defines a systematic review to assess actions, in an effort to prioritize, based on their importance, management and allocate any necessary resources.

After meetings held during 2004, delayed actions in the Corporate IT System were significantly reduced.

Action Reports of the Corporate System Module QMS

A report was prepared with follow-up indicators of monthly progress of Preventive Actions, Improvement Proposals, Non-conformities and Incidents, as requested by the Divisions, Management, Sub-management and Departments, in the IT system in effect (Loyal QMS), which allows for their timely and duly management.

5 “S” Project

In October 2014, upon completing the trial test at Guzmán Building, the Sustainable Development and Safety in Public Thoroughfare Management, through Quality Management and Assurance Sub-Management, arranged the implementation of 5 “S” Project in every area of the Company. On October 15, 2014, as part of the first stage, Centralized Leaders were trained at Libertador Building, on the application and benefits of this Quality tool, focused on continuous improvement and intended to improve and maintain organization, order and tidiness, and resulting in a more suitable workplace for every person. In November 2014,  the promotion campaign was launched at the building, with banners, stickers, posters placed at public access places, causing every employee to be identified with the project and to remember, at all times, the project fundamentals. In the case of commercial offices and remaining buildings, training was delivered to all centralized leaders in December. The implementation schedule continues to be followed with the by 5 “S” tool survey and promotion.

Procedure PQ-08 “Method for implementing 5 ‘S’” was drafted.

Comprehensive Management System and Programs and Monitoring Program

A significant improvement was made to the comprehensive system of metrics, out of the 2014 Comprehensive Management System Program, further including a strategically diagnosis broken-down in targets, goals and actions weighted with numbers based on monthly results, an independent file of each area of Sustainable Development and Safety in Public Thoroughfare, which avoids interferences when loading the status report on those areas information and, in addition, it provides safety required to prevent information from being involuntarily changed or modified.

Furthermore, an automatic reward system was created in connection with the status report of all targets and goals contemplated in the Comprehensive Management System Program, allowing the user to quickly view those indexes found in the compliance or non-compliance area.

Improvements were made to the traffic signaling system to the Comprehensive Management and Monitoring Program of the Sustainable Management and Safety in Public Thoroughfare Management that allows for an efficient traceability of achievement of Targets, Goals and Actions which, in turn, are aligned with the Company’s vision and mission.

Automatic System of E-mail Alerts

An automatic system of e-mail alerts was created, which informs persons responsible for each area reporting to the Sustainable Management and Safety in Public Thoroughfare, on the first Monday of each month, of the expiration or upcoming expiration (3 months in advance) of:

•         Documents review, as provided for in the procedure “Documents Control”, PGSGI-05

•         Termination date of contracts

•         Calibration of follow-up and measurement devices.

This tool began to be applied in April 2014, with a significant impact on management times.

Scheduling, Execution and Follow-up of the Three-year Audit Plan

The Three-Year Plan of Internal Audits of the 2014/2016 Comprehensive Management System was prepared, with a total number of 19 audits scheduled for the 2014 period.

Live Works Lab

This Lab is in the process of certification under SRT Resolution 592/04, pursuant to IRAM 301 (ISO/IEC/17025), “General Requirements for scope of action of Testing and Calibration Labs” – 4th Edition – Sept/2005-.

The Quality Management and Assurance area conducted an internal audit of the Comprehensive Management System pursuant to said resolution in April 2013. During 2014, a follow-up and consulting of the resolution of said audit were carried out as regards findings, by advising on the root cause analysis, remedial action planning and execution.

After conducting and closing all actions under the Corporate System, as a result of the above mentioned findings, a new internal audit of the “Testing Lab of Isolation of Protection Elements” is planned for March 2015, under the 2014-2016 Three-Year Plan of Internal Audits.

Update of Documents of the Comprehensive Management System

Documents of the Comprehensive Management System were reviewed as to their effectiveness and applicability, and they were updated as required:

•         Comprehensive Management System Manual MSGI-01 (Rev. 6)

•         Legal requirements PGSGI-01 (Rev. 3)

•         Awareness PGSGI-03 (Rev. 3)

•         Document control PGSGI-05 (Rev. 4)

•         Management’s review PGSGI-10 (Rev. 2)

•         Remedial action, preventive action and improvement proposals PGSGI-11 (Rev. 5)

•         Product control / non-compliant service PGSGI-12 (Rev. 0r replaces document Non-compliant Product Control PQ-04 - Rev. 1)

•         Energy distribution and marketing processes PQ-01 (Rev. 3)

•         Product purchases, preservation and verification PQ-02 (Rev. 2)

Design and development PQ-03 (Rev. 2)

•         Measurement of customers’ satisfaction and expectations PQ-05 (Rev. 3)

•         Measurement equipment control PQ-06 (Rev. 2).

Consulting and Advice

Quality Management and Assurance Sub-Management, throughout 2014, provided consulting and advice on the Corporate System, actions and documents modules (QMS y DMS), related to the Comprehensive Management System, to the Company’s personnel so requiring. In July 2014, a record was prepared to define the time devoted to said task, which totaled 210 man-hours.

Training

During 2014, the following courses were delivered:

Course name	Purpose	Participants
5 “S” Methods	Understand the concepts of 5S methods, tools used in each stage and its importance as a continuous improvement action in every-day tasks, to proceed with its implementation	60 persons
Raising awareness on the Comprehensive Management System among new hires	Provide knowledge on the basic guidelines of the Comprehensive Management System	18 persons
Raising awareness on the Comprehensive Management System among surveillance personnel		10 persons
Application of methods to classify quality actions as per PQ-07	Application of all actions under the corporate system in effect.	35 persons
Loyal System Module QMS	Learn about the actions module of the Loyal system.	14 persons

ENVIRONMENTAL MANAGEMENT

Edenor S.A. is certified by ISO 14001 standard since 1999.

Environmental impact

In 2014, Edenor S.A. obtained the Public Need and Interest certificates (certificados de Necesidad y Conveniencia Pública) issued by ENRE for building and assembling liaison electroduct connecting Suarez Urquiza Substation with Villa Adelina Substation, as well as for assembling and building new Gaona Substation. Also, the Environmental Fitness Certificates issued by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires were granted, for the following works: construction of Gaona Substation (Gral. Rodriguez); 500 kV extension of Gral. Rodriguez  Substation and Suarez/ V. Adelina Electroduct. Further, as regards replacement of 132 kV No. 115/116 wire due to technological upgrading and replacement of 132 kV No. 158/159 wire due to technological upgrading, the Company received the Environment Fitness certificate issued by Agencia de Protección Ambiental (Environmental Protection Entity) of the City of Buenos Aires.

In addition, seeking to improve its customers’ quality of life at all times, the Company obtained the Special Fitness certificates for each of its warehouses, ensuring proper management of handling and final disposal of hazardous waste. Said certificates were granted by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires.

Monitoring Program

For 2014, the Company was committed towards a monitoring program of those transformer centers with a power exceeding 1,000 installed kVA. 52 chambers were inspected, analyzing not only the regulatory compliance under Energy Secretariat resolution 77/98 but also considering the intended use of premises adjacent to the centers so as to identify any possible current or future influence of emissions of electromagnetic fields from electrical equipment.

Furthermore, 12 Substations and 18 high voltage lines/wires were inspected, with results deemed very good, largely meeting the limits fixed by regulations for this type of installations.

Electromagnetic Fields in Conversion Centers

Control of interactions of electromagnetic fields is particularly important for the Company. In this regard, a work team was created with staff from Environment, Distribution Engineering and Preventive Maintenance Departments of the Operation Areas.

This team analyses all the steps necessary to mitigate and/or remedy any deviations, i.e. control, monitoring and verification (Environment); analysis and design of adjustment in facilities (Distribution Engineering) and execution of remedial actions (Preventive Maintenance –Operation Areas) thus closing the circuit to effectively solve the problem.

During 2014, 13 conversion centers were adjusted with different tailored solutions, considering the building and economic possibilities.

Easement on Conversion Centers

Upon commencing with the application for an administrative easement of the new conversion centers before ENRE, this agency added to the requirements for granting said easement, measurement of electromagnetic fields of the electric facilities involved. To meet such requirement, during 2014, the environmental parameter study was prepared for 131 cameras, both ground and underground.

Training

During 2014, training on four environment-related topics was delivered, for a total of 244 hours. Training courses were named “Workshop on Environmental Management Systems” attended by 20 participants; “Environmental Awareness” with 53 participants; “Recyclable Waste Management” with 12 participants and “PA-02 Waste Management” with 7 participants.

ENERGY EFFICIENCY

Coordinated Projects

•         Remote cut-offs

The trial test with residential electronic meters with remote cut-off feature was successfully completed. A meter model with relay commanded by radio frequency was developed, to allow operating personnel to carry out supply suspensions and reconnections in those clients unable to access the meter or with repeated delinquent behavior. The meter is operated up to one hundred fifty meter (150 m) distance. The equipment is a feasible solution, considerably reducing time required for field actions and avoiding new visits due to unfulfilled actions.

•         Meter reading concentrated in buildings

The trial test of the meter reading concentrator for Rate 1 clients was completed. This project entailed the development of a data concentrator machine for residential electronic meters. It is installed inside the building and transmits reading data from up to forty meters to the public thoroughfare. The reader does not need to enter the client’s premises to obtain invoicing data, thus speeding-up this tasks and the information quality. The continuity of the project will be analyzed to be applied to Rate 2 and Rate 3 clients.

•         “Galaxy” telemeasurement software

The “Galaxy” remote measurement server was finally put into service. By late 2014, fifty two meters were entered: 31 for Rate 3 clients, 20 in Substations. And 2 interruption collection points in Delta del Paraná. Changes in the commercial system are being validated so that invoicing data are directly read from Galaxy database.

General Packet Radio Service (GPRS) modem samples were successfully tested for “Alpha”-type meter telereading and the applicable Technical Specification was drafted to continue entering telemeasurement points in 2015.

Participation in Working Groups

-          Asociación Electrotécnica Argentina (AEA)

Edenor S.A. is party to the Presidency and Secretary of the Studies Committee 08 (CE08) of AEA, and is an institutional model in the development of the so-called “Intelligent Electric Networks”. As a result of the increasing importance of energy generation from non-polluting sources, AEA decided to create a Study Entity on that issue. Edenor is also in charge of the Presidency and Secretary of that Entity.

-          FONARSEC - IRESUD

The project is intended to introduce new technologies related to electric grid interconnection into the country, in urban areas, of distributed photovoltaic solar systems, considering technical, economic, legal and regulatory issues. This project is partially subsidized by the Ministry of Sciences, Technology and Productive Innovation and the IRESUD Private-public associative agreement was created for its implementation.

In 2014, 40 photovoltaic installations were completed in 16 provinces. In particular, the following installation should be mentioned: building annexed to the Congress, Energy Secretariat, ENRE, Centro Atómico Constituyentes. In 2015, a 1.5 kW installation in Edenor S.A. building is planned.

At Marambio base, Antártida Argentina, 1.5kW installation was made to prove feasibility of this type of technology in extreme weather conditions. Its performance and efficiency will be analyzed so as to plan larger installations resulting in a significant saving in fossil fuels and, mainly, in reducing CO2 emissions in the atmosphere.

-          Smart City Armstrong

Edenor S.A., through ADEERA, participates as advisor in “Smart City Armstrong”. The project, sponsored by the Energy Secretariat, contemplates the installation of different technologies in intelligent networks and non-conventional energy generation in the city of Armstrong, Santa Fe. The first stage, which is being developed, consists in the installation of smart meters with remote communication. The second stage involves the telecontrol and telemonitoring of the medium voltage network and the medium voltage conversion station. Finally, a future stage will cover sun, wind and micro-hydraulic generation.

-          Energy storage research projects

                            Edenor S.A. was asked by the Ministry of Sciences, Technology and Productive Innovation to participate in the Energy Storage Implementation Table. Most relevant related issues were identified through a process conducted with public sector and private sector active members. This process is expected to provide an agenda with the most relevant issues to begin with research, development, innovation and HR training actions, which are financed with MinCyT instruments.

EDUCATIONAL PROGRAMS

It is a set of activities intended for the youngest population as part of a long-term commitment policy with the community, as programs are being carried out for over 15 years.

For the purposes of infusing from the very beginning of life the importance of the rational use of energy, environment protection and safety at home and in the public though fare, among other concepts, during 2014, the Company coordinately continued with several educational activities addressed to elementary school students.

Specific goals were:

•         Strengthen the link with the community.

•         Promote a responsible and committed attitude towards energy consumption.

•         Value energy as an essential resource for human development.

•         Arousing curiosity in kids in relation to the surrounding world

Conexión al futuro

In 2014, the “Conexión al futuro” program was present at Tecnópolis. The initiative consisted in a play in a language accessible to everyone and particularly addressed to the youngest, explaining how electricity works, rational use of energy, its safe use at home, safety in the public though fare and other energy-related aspects.

The show was played by two actors, Professor Voltio, a scientific expert in electricity, and Luz, a restless student hungry for knowledge in that field. Also, a video was played with an amusing character, Amperito, performing as a link between actors and the audience.

The proposal turned out to be largely compelling, with a considerable number of visitors in the stand interested in becoming familiar with the electricity world. More than 21,200 spectators were present at the different shows.

Cien libros para nuestra escuela

By means of this motion, “Cien libros para nuestra escuela”, Edenor calls for State-run elementary schools within the area of concession to participate in a contest on several energy-related issues. In 2014, the Company coordinated the program with municipalities of Merlo, San Fernando and Tres de Febrero with the participation of more than 8,000 students.

This program encourages kids to submit their works as mockups or posters and the winning school will be awarded a library with more than one hundred books. In addition, used PCs in good operating order were awarded, out of the technological upgrading made in the Company.

This activity dates back to 1995 and since then, more than 91,000 books and around 345 computers were delivered under technological replacement.

ACTIONS WITH THE COMMUNITY

Outreach Campaigns

During 2014, Edenor continued posting outreach campaigns on the Company’s institutional website to spread actions by different NGO related to issues of general interest for the community. One of the campaigns was also published in the back of invoices for Rate 1 clients.

Campaigns supported by Edenor S.A. were as follows:

▪  Fundación Cimientos, let’s build from education, develops an awareness campaign aimed at stopping school leaving by secondary school low-income students.

▪  Fundación Avon and OSIM with the campaign “Alza la voz” (“Raise your Voice”) furthering the campaign began in 2012 fostering prevention of genre-based violence. This campaign seeks to massively reach the population with its message of no genre violation and its terrible effects on physical and mental health of female victims.

Donations

In 2004, the Company made several  donations to different entities located in the concession area; among them, donations of university chairs to Universidad Tecnología Nacional (Facultad Regional General Pacheco) and disused TV sets and video players to Fundación Sí.

edenor 2.0

In 2014, the Company launched edenor 2.0, a powerful tool that encapsulates and fosters convergence towards the virtual world, bringing together the greatest number of administrative procedures for the sake of efficiency and closeness, with the client as the key addressee.

This new tool will allow more than 2.7 billion clients to make technical support claims, business diligences, and a wide range of online actions from any smart phone, tablet or PC. With this quality leap,  Edenor positioned itself as leader of the utility companies group, by offering clients and users in general, a friendly tool enabling 24/365 two-way connection, from anywhere in the world and at one single place.

The client may download the application for free at Apple Store, Android Market, and Windows Phone Store, on any of his devices. It is also available at the special website www.edenor20.com. To do so, Edenor’s client should sign up only once with a Gmail, Outlook or Yahoo! e-mail or Facebook or Twitter account and associate the account of the energy utility the client wishes to see.

With edenor 2.0 application, the client may check data of this most recent invoice, display, pay and print it. Client may submit online any claim based on lack of supply or search for Commercial Offices and authorized payment offices. The client may also receive notices and information on accounts selected on his application.

Furthermore, a media campaign was carried out in connection with the launching of the App, in the form of ad units in the public thoroughfare, in digital newspapers, ads in Google and Facebook, presence at Commercial Offices, etc. And also more than 410,000 playbacks in YouTube.

Up to December 31, 2014, the app recorded 37283 downloads from the e-stores and more than 47,000 sign-ups both on the application and Internet.

En Contacto

As every year, in 2014, Rate 1 and rate 2 clients receive the brochure “En Contacto” attached to the electricity utility bill.

This newsletter allows the Company to have a communication channel to inform clients on different issues of interest.

In addition to those brochures (in the form of flyers), Commercial Offices have posters with the two-month period relevant issues, for clients doing diligences or payment thereat to be informed.

Data:

•         2,700,000 clients receive it every two months.

•         Posters in 27 Commercial Offices.

•         Online support on the Internet

Goals:

•         Establish constant communication.

•         Awake a positive attitude towards the Company/brand.

•         Promote environmental awareness, energy safe and efficient use.

•         Make the relationship of clients with the Company easier

Issues covered were:

•         Safe electrical installations.

•         Customer service: contact channels.

•         Safety in public thoroughfare.

•         edenor 2.0.

•         Recommendations for winter time (tips on the efficient use of electricity).

Video cable Advertising

During 2014, Telecentro, by means of Channel 26, broadcasted, in different signals, an Edenor S.A.’s add, called “Evolution”, so as to raise social awareness on the use of low energy consumption bulbs and edenor 2.0 ad promoting the new application for mobile phones developed by the Company.

SCHEDULE I: CORPORATE GOVERNANCE REPORT. CNV GENERAL RESOLUTION 516/2007

CORPORATE GOVERNANCE REPORT

CNV General Resolution 606/2012

Introduction

Edenor, through its Board of Directors, has prepared this Corporate Governance report in compliance with General Resolution No. 606/2012 (which amends General Resolution No. 516/2007) passed by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, “CNV”).

As a result of the passage and enactment of the Stock Market Act No. 26.831 (Ley de Mercado de Capitales, “LMC”), effective as from January 25, 2012, it shall be taken into account that the Public Offer Transparency Regime, Decree No. 677/01 (Régimen de Transparencia de la Oferta Pública, “RTOP”), was expressly repealed by said Act and that any reference herein to RTOP conforms to the new provisions set forth in the LMC.

	Compliance		Non-compliance (1)	Inform (2) or Explain (3)
	Total(1)	Partial(1)

PRINCIPIO I. PRINCIPLE I. TO ENSURE THE TRANSPARENCY OF THE RELATION BETWEEN THE ISSUER, THE ECONOMIC GROUP IT LEADS AND/OR IN WHICH IT PARTICIPATES, AND THE RELATED PARTIES THEREOF

Recommendation I.1: To ensure the Governing Board’s disclosure of policies applicable to the relation between the Issuer, the economic group it leads and/or in which it participates, and the related parties thereof.

X

The Company complies with the annual disclosure of its subsidiary and related companies through the Financial Information Superhighway, specifying the degree of control and the percentage of shares therein. In addition, as regards operations involving a relevant amount and that the Company intends to conduct with all those individuals and/or legal persons that, in line with the provisions of section 72 of Stock Market Act No. 26.831 (Ley de Mercado de Capitales, “LMC”) (formerly section 73 of the RTOP), are considered “related parties”, they are reported to the Audit Committee, which renders an opinion thereon prior to the Board of Director’s consideration of the particular issue and thus through the Rules of the Audit Committee it is intended to reasonably ensure that the operations with “related parties” are conducted under market conditions, and, to that end, they shall be subject to this specific procedure of prior opinion and control carried out under the Company’s Legal Affairs Management’s coordination and which involves both Edenor’s Board of Directors and Audit Committee. The Company discloses the agreements entered into with related parties in the quarter and annual Financial Statements in line with the legal rules in force, and in compliance with the provisions of section 72 of the LMC, all operations involving a relevant amount conducted by the Company with its related parties are immediately reported as “relevant event” both to the CNV and to the markets where the Company’s securities are listed.

Recommendation I.2: To ensure the existence of preventive mechanisms in case of conflicts of interests.	X

The Company has established internal policies which reinforce the guidelines of the Company’s ethical behavior. In this way, both the “Code of Conduct” and “Edenor’s Value System” are reflected in the procedures to be followed in case of Conflicts of Interests. The scope of these policies extends to all Edenor’s personnel.

These rules involve the relations with clients, suppliers and the Company’s personnel, as well as the custody and protection of the property thereof, providing a general framework for the personnel’s behavior as regards internal information, accounting records and reports.

Recommendation I.3: To prevent the improper use of confidential information.	X

Edenor has a Code of Conduct by which all of its employees must abide, with the purposes of ensuring, among others, the custody and protection of the Company’s property, including tangible property as well as information and intellectual property, which shall only be used to carry out the Company’s activities in the ordinary course of business and for the authorized purposes. The Company’s information shall neither be used nor disclosed without the relevant authorization, and comprises strategic procedures, commercial databases, financial plans, projects, designs and technical processes related to its activities, and personnel’s information (for example, remuneration data). Failure to comply with these obligations shall be considered a serious fault, and it is subject to penalties as internally provided for, notwithstanding the application of other relevant legal rules.

The Issuer has also established a Policy on the Operations Conducted with Edenor’s Securities directed to its employees, Directors, employees of its related companies, and its contractors and other persons related to the Company. This internal policy provides information about the compliance with the Argentine and US laws and regulations by which the Company must abide, which prohibit the improper use of confidential information and regulate the operations conducted with the Company’s securities in a controlled scenario, thus increasing the public’s confidence level in the operations carried out with Edenor’s securities.

PRINCIPLE II. TO LAY THE FOUNDATIONS FOR THE ISSUER’S SOUND MANAGEMENT AND MONITORING
Recommendation II. 1: To ensure that the Governing Board takes responsibility for the Issuer’s management and monitoring, and the strategic plans thereof.
II.1.1 The Governing Board approves:
II.1.1.1 The strategic or business plans, as well as the management goals and annual budgets	X

Edenor’s Board of Directors actively participates in and is highly involved with the Company’s Management and in preparing and approving policies, general strategies, and the annual budget, tailored to each particular moment of the Company. For the purposes of analyzing and adopting decisions related to those and other issues, the Company’s Board of Directors holds meeting on a monthly basis, and has established Internal Rules specifying the performance thereof.

Although Edenor’s Board of Directors used to approve strategic or business plans on a regular basis, based on the absence of a continuous regulatory normalization since 2001.

II.1.1.2 The Governing Board approves the financing and investment policy (in financial assets and capital assets	X

The Board of Directors annually approves the investment and financial budgets, providing a detail of the compliance therewith throughout each fiscal year. On a monthly basis, the Board of Directors is submitted a follow-up of the economic-financial budget and the estimations for the close of fiscal year.

II.1.1.3 The Governing Board approves the corporate governance policy (compliance with the Corporate Governance Code)	X

The Company’s Board of Directors approves the Corporate Governance Code together with the annual report corresponding to each fiscal year, and adopts the best corporate practices suggested by the CNV, the Securities and Exchange Commission (SEC) and the self-regulated markets where the Company’s securities are listed.

II.1.1.4 The Governing Board approves the policy on top managers’ recruitment, evaluation, and remuneration		X

The Company’s Human Resources Area establishes recruitment, evaluation and remuneration guidelines tailored to each position. The appointment of Edenor’s top managers is the outcome of a recruitment process jointly carried out by the Company’s President, General Director, Executive Officers and Human Resources Area. The Company does not have any specific policy regulating the manager’s recruitment process.

In addition, the Company has implemented a process coordinated by the Human Resources Area whereby, on an annual basis, each and every employee (including managers) is evaluated in relation to the performance of their tasks and the compliance with the goals previously set by their hierarchical superiors.

II.1.1.5 The Governing Board approves the policy on top managers’ responsibility assignment		X

The Company’s President, together with the General Director and the head of the Human Resources Area, are in charge of assigning responsibilities to top managers. The Company does not have any specific policy regulating the assignment of responsibilities to top managers

II.1.1.6 The Governing Board approves the monitoring of the top managers’ succession planning process		X

The Company’s President, together with the General Director and the head of the Human Resources Area, develop top managers’ succession planning processes. The Company does not have any specific strategy regulating managers’ succession.

II.1.1.7 The Governing Board approves the policy on business corporate responsibility	X

Edenor has established certain policies in line with its Business Corporate Responsibility (Responsabilidad Social Empresaria, “RSE”) commitment, such as the Code of Conduct (“P32”), the Patronage and Sponsorship Policy (“P56”), the Policy on Quality, Environment, Security, Occupational Health and Public Safety (“P57”), and the Integrated Management System Manual (“MSG 01”), where Edenor’s Strategic Approach is outlined. The purpose of the abovementioned policies is to design and implement programs aimed at strengthening the education and promoting the development of the communities where Edenor carries out its business.

II.1.1.8 The Governing Board approves the policies on comprehensive risk management and internal control, and on fraud prevention	X

Edenor has established a risk analysis policy which describes the Company’s administrative process of strategic risks, as well as the methods used for the identification and continuous update thereof. In addition, the Company has a Policy related to the internal control system, which defines the components of its control system and the necessary duties for the proper operation thereof, thus establishing the “Internal Control – Comprehensive framework” document issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Report) as control framework. As regards fraud prevention, the Company has a Policy aim at making the report of alleged irregularities within the Company easier. These three policies are monitored by the General Management and approved by the Audit Committee.

II.1.1.9 The Governing Board approves the policy on constant training of members of the Governing Board and top managers		X

Edenor has developed an annual training plan for the purposes of supporting the professional and academic development, and enabling the management of programs to ease the interest, development and retention of its human resources. In addition, said training plan is designed to satisfy the needs identified during the annual information-gathering stage. The training plan further contemplates more than two hundred activities and courses oriented towards the improvement of skills in the job position, involving both operative and management tasks. These activities are offered through more than three hundred internal courses and two hundred and fifty courses which are given in-house or in different educational institutions and well-recognized organisms. Approval of the abovementioned annual training plan is among the powers and duties of the Company’s Executive Committee. Further, the Training Plan for Directors members of the Audit Committee is implemented every year.

II.1.2 If considered appropriate, please add other policies applied by the Governing Board which have not been mentioned before, and detail the more relevant aspects thereof	X

In addition to the policies, processes and plans mentioned in this Report, Edenor has the Integrated Management System Manual mentioned in II.1.1.7 above, which describes the Integrated Management System in compliance with the standards ISO 9001, ISO 14001, OHSAS 18001 and applicable ENRE resolutions, for the purposes of establishing and outlining the Management System, so that it can be used as permanent reference to continuously improve the efficacy and effectiveness of the Company’s management performance. The scope of the Integrated Management System extends to the organizational structure, duties, key and supporting processes, procedures and resources, as well as to the activities and operations related to Edenor’s Distribution and Marketing service of energy.

II.1.3

The Issuer has a policy aimed at ensuring the availability of relevant information for the decision-making process conducted by the Governing Board and a process of direct communication with managers, in a way that guarantees equal treatment of all of its members (executive, external and independent members), timely in advance to enable the proper analysis of the content thereof. Please specify.

X

The Company has established Internal Rules regulating the Board of Directors’ performance. Meetings are held within the statutory terms, and all directors and auditors receive an email and hard copy informing them of the Calling, together with the Agenda of each meeting and the available information and documentation related to each of the issues to be dealt with, timely in advance to enable the proper analysis thereof. Directors can be consulted directly, and the Company is in charge of preparing the reports requested in the inquiries raised. Furthermore, through the Company’s Legal Affairs Management, any Director and/or Auditor may put forward to the Management any types of questions or inquiries deemed convenient regarding any of the matters to be submitted to the their consideration.

II.1.4

The issues submitted to the Governing Board’s consideration are supported by an analysis of the risks associated to the decisions that may be subsequently adopted, taking into account the business risk level defined as acceptable by the Issuer. Please specify

X

The Company submits, together with the Agenda to be dealt with in each Board of Directors’ meeting, not only the supporting material of every aspect to be discussed in the meeting, but also all the internally-prepared prior analyses (of risks and other matters) related to the issue in question.

Recommendation II.2: To ensure effective control of the company’s management.

II.2.1 Compliance with the annual budget and business plan	X

The management submits to the Board of Directors periodic reports on the compliance with, deviations from and/or adjustments to the annual budget and the Company’s business plan, analyzing the progress thereof and proposing adjustments to be made based on the changes that have actually taken place.

II.2.2 Performance of top managers and compliance with the goals set for them (level of anticipated profits vs. earned profits, credit rating, accounting report quality, market share, etc.)	X

At the Board of Directors’ meetings, the Financial Manager submits a summary of the monthly Management Report, which comprises the monthly income statement compared with the accumulated income statement corresponding to the current and prior fiscal years, and the cash flow statement. This information is supplemented with management data and indicators related to the development of energy net sales, gross margin, EBITDA and a detail of the main exploitation and investment expenses. In addition, a summary of the monthly relevant facts and of subsequent facts is submitted.

As already explained in II.1.1.4 above, the Company has implemented a process coordinated by the Human Resources Area whereby, on an annual basis, each and every employee (including managers) is evaluated in relation to the performance of their tasks and the compliance with the goals previously set by their hierarchical superiors.

Recommendation II.3: To disclose the evaluation process of the Governing Board’s performance and the impact thereof.

II.3.1

Each member of the Governing Board complies with the By-laws and, if appropriate, with the Governing Board’s Rules. Please specify the main guidelines of the Rules. Please state the degree of compliance with the By-laws and Rules.

X

Each member of the Board of Directors fully complies with the Company’s By-laws. The Board of Directors’ Internal Rules describe the workplace orientation procedures for each new member, as well as the duties of the position as individual director and of the Board of Directors as a collective body, specifying how often meetings are held, how they are called, and which are the attendance procedures. The supply of information to directors and the Board of Directors’ legal framework are also described.

II.3.2

The Governing Board discloses the results of its management taking into account the goals set at the beginning of the fiscal year, so that shareholders can evaluate the degree of compliance with those goals, which involve both financial and non-financial aspects. In addition, the Governing Board submits an analysis of the degree of compliance with the policies mentioned in Recommendation II, items II.1.1. and II.1.2.

X

The Company’s management submits to the Board of Directors a monthly management report, wherein it details, among other aspects, management data and indicators, main exploitation expenses and investments. A copy of said report is kept at the Board of Directors’ clerk’s office. On an annual basis, the Board of Directors, when calling the Shareholders’ Meeting, makes available to shareholders the annual financial statements and the annual report of the fiscal year to be approved, together with its voting recommendations.

Each year, the Shareholders’ Meeting evaluates the Board of Directors’ performance, and the approval of the management of the directors who participated in the ended fiscal year is submitted to its consideration. The last Edenor’s Shareholders’ Meeting where the directors’ management was approved was held on April 25, 2013.

Taking into consideration that the Company’s Management is responsible for ensuring compliance with the policies detailed in items II.1.1 and II.1.2, the Board of Directors does not perform an evaluation of the degree of compliance with these policies. The appropriateness of its performance will be analyzed in the future.

Recomendación II.4: Que el número de miembros externos e independientes constituyan una proporción significativa en el Órgano de Administración.

II.4.1

The number of executive, external and independent members (the latter defined according to the rules of this Commission) of the Governing Board is in line with the Issuer’s capital structure. Please specify.

X

The Board of Directors is composed of twelve regular directors and twelve alternate directors appointed by the Company’s Shareholders’ Meeting. The by-laws provide that, according to the laws in force, as long as Edenor makes public offers of its shares, it is required to have an Audit Committee composed of, at least, a majority of independent members, to be appointed by each class of shareholders. The same criterion is reflected in section I of the Internal Rules of the Audit Committee; however, such body is presently comprised of all independent members.

At present, the Board of Directors has ten external regular directors, seven of which also hold the status of independent according to the criteria set forth by the CNV Rules and other applicable rules.

Taking into account the structure of independent and external members mentioned in the item above, and based on the tasks performed by the Board of Directors and on the Company’s flow of business, the Board of Directors considers that it has the appropriate number of directors to duly perform its duties in line with the Company’s complex structure and the remarkable extent of the businesses carried out by it.

II.4.2

During the current year, shareholders agreed, through a Shareholders’ Meeting, on a policy aimed at maintaining at least 20% of independent members over the total number of members of the Governing Board.

Please describe the relevant aspects of said policy and of any shareholders’ agreements which allow understanding the process whereby the members of the Governing Board are appointed and the term of their office. Please indicate if the independent status of the members of the Governing Board was challenged throughout the year and if withholdings have taken place due to conflicts of interests.

X Not applicable

As indicated in paragraph II.4.1 above, currently the number of independent directors well exceeds 20% of the total number of its regular members. Edenor abides itself by the Sarbanes-Oxley Act that requires that the Audit Committee must be fully comprised of independent directors. This means that the Company has to comply with a minimum standard regarding this issue.

Compliance: Not applicable

The term of the Directors’ office as well as the process and requirement of independent status arise from Edenor’s By-laws. In addition, it shall be noted that the independent status of the members of the Board of Director was not challenged during 2014 fiscal year and that no withholdings have taken place due to conflicts of interests.

Recommendation II.5: The Company commits itself to maintaining rules and procedures inherent to the process of recruitment and proposal of members of the Governing Board and top managers.
II.5.1 The Issuer has an Appointment Committee.			X

The approval of the Company’s organizational chart regarding directors of operations and the corresponding amendments thereto falls within the Executive Committee’s powers and duties. The rest of the appointments correspond to the Company’s management, jointly carried out with the Human Resources Area.

II.5.1.1			X Not applicable
II.5.1.2			X Not applicable
II.5.1.3			X Not applicable
II.5.1.4			X Not applicable
II.5.1.5			X Not applicable
II.5.2 In case there is an Appointment Committee, it			X Not applicable as described in II.5.1
II.5.2.1.			X Not applicable
II.5.2.2			X Not applicable
II.5.2.3			X Not applicable
II.5.2.4			X Not applicable
II.5.2.5			X Not applicable
II.5.2.6			X Not applicable
II.5.2.7			X Not applicable
II.5.3 If considered relevant, please add policies implemented by the Issuer’s Appointment Committee which have not been mentioned in the paragraph above.			X Not applicable as described in n II.5.1.
Recommendation II.6: To evaluate if it is convenient that members of the Governing Board and/or auditors and/or members of the Supervisory Council perform duties in other Issuers			X

It is considered not necessary to limit the Company’s Directors’ and Auditors’ participation in other companies where they may hold the same positions, since the existing legal limitations on this matter, along with the directors’ and auditors’ liability regime, are enough and ensure proper performance of the Company’s directors’ and auditors’ duties.

Recommendation II.7: To ensure training and development of members of the Governing Board and top managers of the Issuer

II.7.1

The Issuer has developed continuous Training Programs related to the Issuer’s existing needs, for members of the Governing Board and top managers, which include issues related to their functions and duties, business risk integrative management, specific knowledge of the business and its rules and regulations, corporate governance dynamics, and business corporate responsibility. In the case of members of the Audit Committee, the training programs refer to international accounting standards, auditing rules, internal control rules, and specific regulations of the capital market

X

All members of the Company’s Board of Directors are well-recognized businessmen and/or professionals who render services with the highest standards of professional quality. Notwithstanding that, the Company’s Human Resources Department develops training plans throughout the year based on the different particular needs.

As regards the specific training for members of the Audit Committee, it is contemplated in the Internal Rules and in the Annual Action Plan. In compliance with said plan, the Audit Committee approves the specific Training Plan for a one-year term. During 2014, said Training covering the issues dealt with in this recommendation was delivered.

II.7.2

The Issuer encourages members of the Governing Board and top managers , through other means not mentioned in II.7.1, to engage in constant training activities, so as to enhance their professional level and add value to the Issuer. Please indicate how this is done.

X

The Company considers that the director’s training processes are complied with. Notwithstanding that, technical training courses are available, on a case-by-case basis, to those who consider them necessary or convenient in a particular moment for the purposes of improving the performance of their duties in the Company’s Governing Board.

PRINCIPLE III. TO SUPPORT AN EFFECTIVE IDENTIFICATION, MEASUREMENT, MANAGEMENT AND DISCLOSURE POLICY ON BUSINESS RISK
Recommendation III: The Governing Board must have a policy on business risk comprehensive management and monitor the proper implementation thereof.

III.1

The Issuer has policies on business risk integrative management (compliance with the strategic, operative, financial, accounting, legal and regulatory goals, among others). Please describe the most relevant aspects thereof.

X

The Company has established an internal policy of “Risk Analysis” which describes Edenor’s management process of strategic risks and explains the methods implemented for identifying and continuously updating the strategic risks that may affect the Company.

In compliance with their duties, according to the provisions set forth by the laws in force and the Internal Rules, and in line with the annual action plan, the Audit Committee monitors the application of information policies in relation to the Company’s risk management, providing information thereof in the annual report.

III.2

The Governing Board or the General Management comprise a Risk Management Committee. Please inform if there are manuals of procedure and detail the main risk factors which are specific to the Issuer or the activity it carries out and the mitigating actions implemented. If the Company does not have said Committee, please describe the monitoring role carried out by the Auditing Committee as regards risk management.

In addition, please specify the interaction degree between the Governing Board or its Committees with the Issuer’s General Management as regards corporate risk comprehensive management..

X

The Company’s Board of Directors does not have a Risk Management Committee. These duties are performed by the Directors of Operations jointly with the Internal Audit Management and the monitoring of the Audit Committee. To that end, the Company has patterns and a mapping of significant business risks, which were prepared following the method established by the best practices as regards risk administration and management. In that context, the Company’s Audit Committee is informed by the Internal Audit Management of the conclusions resulting from the application of this management model and the actions to be implemented in relation to the risks identified, monitoring the application of the information policies regarding the Company’s risk management, as mentioned in the Recommendation III.1.

III.3

The Issuer’s General Management carries out an independent function which consists in implementing the policies on risk comprehensive management (duty corresponding to the Risk Management Officer or equivalent). Please specify.

X

The Company’s Internal Audit Management provides support to the directors to help them keep the strategic risk pattern updated, collaborating with the risk identification and evaluation, and the collection of the analyses of each of the risks identified in the Company, so that they can be submitted to the consideration of the President, General Director, the Audit Committee and/or the Board of Directors, and receive feedback and/or approval.

*************III.4

The policies on comprehensive risk management are constantly updated in line with the recommendations and methods acknowledged in this field. Please specify which ones (Enterprise Risk Management, according to the conceptual framework of COSO – Committee of sponsoring organizations of the Treadway Commission –, ISO 31000, standard IRAM 17551, article 404 of the Sarbanes-Oxley Act, among others).

X

In compliance with the laws in force, the management has selected, as framework, the criteria established in the “Enterprise Risk Management – Integrative Framework” document issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO Report).

III.5

The Governing Board informs the results of the risk management monitoring jointly carried out with the General Management, in the financial statements and in the annual report. Please specify the main aspects of the information disclosed

X

The Company discloses, in its financial statements, the risks according to what is provided for in the Financial Information International Standards. In the notes to the financial statements, the Company includes the “Financial Risk Management”, wherein the Company-related risks are detailed, stating in each case Edenor’s position. In addition, a detailed analysis thereof is included in the annual report filed with the SEC through form 20F.

PRINCIPLE IV. TO PROTECT THE INTEGRITY OF THE FINANCIAL INFORMATION BY MEANS OF INDEPENDENT AUDITS
Recommendation IV: To ensure the independency and transparency of the duties entrusted to the Audit Committee and the External Auditor.

IV.1

The Governing Board, when appointing the members of the Audit Committee taking into account that most of them must hold the status of independent, evaluates if it is convenient that it be chaired by an independent member.

X

In compliance with the provisions of section 16, Section V, Chapter III “Governing and External Audit Oversight Boards” of the CNV Rules, as regards each appointment of directors, whenever candidates are put forward to be considered by the Shareholders’ Meeting, the latter is informed, before this issue is voted on, of the status of independent or non-independent of each candidate. After the meeting is held, in compliance with the provisions of the CNV Rules, after 10 days following the appointment of directors, the CNV and the markets where the Company’s securities are listed are informed of the personal data of each director and whether he holds the status of independent or non-independent (the non-independent status is evidenced by an affidavit signed by each director).

In addition, Edenor has an Audit Committee fully comprised of independent directors in compliance with U.S. rules, including the Sarbanes-Oxley Act and related provisions required by the Securities Exchange Commission (SEC) to foreign issuers which securities are listed in the NYSE.

IV.2

There is an internal audit function reporting to the Audit Committee or the head of the Governing Board, in charge of assessing the internal control system.

Outline whether the Audit Committee or the Governing Board make an annual assessment of the internal audit area performance and the independence level of their professional work, understanding that the professionals in charge of those tasks are independent from the remaining operating areas and also meet the independence requirements regarding controlling shareholders or related entities having significant influence over the Issuer.

Also specify whether the internal audit function is performed pursuant to international standards applicable to the internal audit professional practice, as issued by the Institute of Internal Auditors (IIA).

X

In Edenor, there is an internal audit area directly reporting to the Audit Committee and administratively to the General Director. According to the “General Standard on Internal Audit”, the purpose of the internal audit management is to provide an independent and objective assurance service and to perform consulting tasks designed to add value and improve Edenor's transactions. For that purpose, it cooperates in the compliance with organizational goals by contributing a systematic and disciplined approach to assess and improve the efficacy of risk management, control and governance processes.

At the beginning of each fiscal year, Internal Audit must submit the audit annual plan proposal to the General Director and then submit it to the Audit Committee to be evaluated and approved. Every quarter, Internal Audit follows-up the compliance with the annual plan and submits a progress report to the Audit Committee and the General Director. Such report contains a summary of work done and main findings.

Every year, the Audit Committee evaluates Internal Audit’s level of independence and performance regarding the issues within its competence, disclosing its conclusion in the annual report.

As the Company is a member of the Institute of Internal Auditors, it uses the standards that it deems reasonable and/or applicable without adhering expressly.

IV.3

Members of the Audit Committee conduct an annual assessment of the qualification, independence and performance of the external auditors appointed by the Shareholders’ Meeting. Describe the significant aspects of the procedures used in the assessment.

X

In its annual report —which is issued upon presenting and publishing the Company’s annual financial statements—, the Company’s Audit Committee assesses external auditors’ performance and issues a well-grounded opinion in that regard, pursuant to section 18, Section V, Chapter III, CNV Standards and the Audit Committee’s Internal Regulations.

IV.4

The Issuer has a policy regarding the rotation of Statutory Audit Committee members and/or the External Auditor; as to the latter, the policy states whether the rotation includes the external audit firm or only individuals.

X

The Company has no specific policy regarding the rotation of Statutory Audit Committee members and/or the External Auditor. However, as to the External Auditor’s rotation, the Company is subject to the provisions under section 28.C.2), Section V, Chapter III, CNV Rules, whereby the term during which a partner of an audit firm or association may conduct audit tasks at the Company shall not exceed three (3) consecutive years.

PRINCIPLE V. TO OBSERVE SHAREHOLDERS’ RIGHTS
Recommendation V.1: To ensure shareholders’ access to Issuer’s information.
V.1.1 The Governing Board arranges periodic informative meetings with shareholders upon presentation of interim financial statements. Indicate number and frequency of meetings held during the year.	X

Every quarter and after the approval of financial statements by the Board of Directors, the Company arranges a telephone conference with all shareholders wishing to participate, in which complete information is provided as to the progress of corporate business for the fiscal year under analysis, and all questions or concerns from shareholders are answered. In addition, the Company has implemented inquiry assistance mechanisms through telephone calls or e-mails.

V.1.2

The Issuer has information mechanisms for investors and a specialized area for inquiry assistance. It also has a website to which shareholders and other investors may access, thus establishing an access channel to be in contact with one another. Provide details.

X

The Company has procedures and a specific sector to assist the Company’s shareholders regarding inquiries and concerns, which should not imply the disclosure of confidential information or information not previously disclosed to shareholders on an equitable basis.

The Company also has in its website www.edenor.com a special section, “Relaciones con el inversor” (Contact with investors), in which investors may have access to important public information on Edenor.

Recommendation V.2: Promote active participation of all shareholders.

V.2.1

The Governing Board adopts measures to promote the participation of all shareholders in General Shareholders’ Meetings. Specify, making a distinction between the measures required by law and those offered voluntarily by the Issuer to its shareholders.

X

The Board of Directors complies with all the measures required by law to call meetings and promote participation in order to ensure full exercise of their rights. Fulfillment of these formalities as regards meetings calls is effective and does not undermine shareholders’ equal treatment principle.

V.2.2

The General Shareholders’ Meeting is subject to Regulations in order to operate, which ensures information availability for shareholders sufficiently in advance to make decisions. Describe the main guidelines of Regulations.

X

Shareholders’ information system prior to holding any meeting is already guaranteed because all applicable legal requirements are met in order to make all significant information available to shareholders sufficiently in advance and/or the information specifically required by any shareholder, so as to allow their proper analysis.

V.2.3

The mechanisms implemented by the Issuer are applicable to allow minority shareholders to propose issues to be debated at the General Shareholders’ Meeting pursuant to current regulations. Specify the results.

X

There is no statutory or factual impediment for minority shareholders to propose issues to be analyzed at meetings. The Company’s shareholders are called to participate in meetings through the methods established in Company’s By-laws, Argentine Business Associations Law and the Stock Market Act. This means that shareholders are called through the publication of legal notices in the manner and subject to the terms established by current regulations.

In addition, Edenor’s by-laws state that all shareholders representing at least 5% of capital stock may require holding regular and/or extraordinary meetings, indicating in its request the issues to be treated. The Board of Directors or the Statutory Auditor shall call the meeting to be held within forty (40) days from request receipt. Should the Board of Directors or the Statutory Auditor fail to do so, meetings may be called by the enforcement authority or by court.

To date, no group of shareholders has expressly requested to call a meeting or proposed any issues to be treated at any meeting.

V.2.4 The Issuer has policies to promote the participation of more important shareholders, such as institutional investors. Specify.			X

The Company considers that it is not necessary to have any special policies to promote the participation of more important shareholders as it complies with all statutory requirements aimed at guaranteeing the calling of meetings by any shareholder.

V.2.5

At the Shareholders’ Meetings where Governing Board member appointments are proposed, the following information is made available prior to voting: (i) the opinion of each candidate regarding the potential adoption of a Corporate Governance Code; and (ii) the grounds for such opinion.

			X	The Company does not inform the opinion of each candidate regarding the potential adoption of a Corporate Governance Code prior to voting
Recommendation V.3: Guarantee the principle of equality between shares and votes.	X

The Company encourages the principle of equality between shares and votes, as set forth in section 5 of the By-laws, whereby capital stock is represented by Class A shares, Class B shares and Class C shares, all of which are book-entry shares of common stock, with a face value of one Argentine peso (AR$ 1) and entitled to one (1) vote each.

Recommendation V.4: Establish mechanisms to protect all shareholders in case of a take-over.	X

The Company is subject to the Public Offering System and operates in the Argentine stock market under CNV control and in the US market under SEC control. According to section 90, Law No. 26,831 (Capital Market Law), the acquisition public offering system and the residual interest system governed by such law, all companies making a public offering of their shares are included, among them, Edenor.

Recommendation V.5: Increase the percentage of outstanding shares over capital stock.	X			About 48.8% of the Company’s shares are listed on the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE). Such percentage has not varied significantly in the last 3 years.
Recommendation V.6: Ensure the existence of a transparent dividend policy.

V.6.1

The Issuer has a dividend distribution policy established by by-laws and approved by the Shareholders’ Meeting, stating the conditions applicable to distribute dividends in cash or shares. Should such policy exist, indicate the criteria, frequency and conditions to be met for dividend payment.

X

Taking into account economic fluctuations in general and electric market variations in particular, we consider that it is advisable not to establish a specific policy for dividend payments. The Company’s Board of Directors makes a conservative evaluation of the possibility of making a dividend distribution proposal to its shareholders in each fiscal year, taking into account legal, regulatory and contractual possibilities and limitations, as well as statutory provisions, analyzing each case in particular, paying special attention to the economic circumstances of the fiscal year, the results of operations, future capital requirements, financial conditions and available funds.

Pursuant to the Memorandum of Agreement on Concession Agreement Renegotiation entered into between Edenor and the concession grantor and approved by Presidential Decree No. 1957/06, Edenor shall not pay any dividends without ENRE’s previous authorization during the so-called Contractual Transition Period.

V.6.2

The Issuer has set documented processes in place to prepare a proposal for the use of the Issuer’s retained earnings implying the creation of legal, statutory and voluntary reserves, carry-forward to the following year and/or payment of dividends.

Explain those processes and specify the Shareholders’ Meeting minutes in which the dividend distribution (in cash or in shares) was approved or disapproved, if not established in By-laws

X

Although the Company has no documented procedures for the Board of Directors to send retained earnings distribution proposal to the Shareholders’ Meeting, applicable legal regulations are applied to earnings allocation to the relevant equity items established therein.

At the General Regular and Extraordinary Shareholders’ Meeting held on April 29, 2014, it was decided to keep the profit for the year amounting to AR$771,738649 in the "unappropriated retained earnings" account.

PRINCIPLE VI. TO KEEP A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY
Recommendation VI: Disclose to the community the issues related to the Issuer and a direct communication channel with the company.

VI.1

The Issuer has an updated website for public access not only to provide significant company information (by-laws, group of companies, Administration Body structure, financial statements, annual report, etc.) but also to collect inquiries from users in general.

X

The Company has the following website www.edenor.com. This website has free and easy access, is continuously updated, allows simple navigation, contains sufficient and complete information on the Company and its business and allows users to send their concerns and inquiries through this website, thus facilitating a continuous communication with the community.

The system used by the Company for its website keeps and protects information and its reliability, has strong security mechanisms and meets data protection standards preventing unauthorized people from accessing, modifying and/or deleting, in general, the information provided.

The information transmitted through electronic media is subject to the highest confidentiality and integrity standards, and information keeping and recording is encouraged.

VI.2

The Issuer issues a Corporate and Environmental Responsibility Report on an annual basis, with the verification of an independent external auditor. If so, indicate the scope or the legal or geographical coverage of such report and where it is available. Specify the standards or initiatives adopted to implement its business corporate responsibility policy (Global Reporting Initiative and/or United Nations Global Compact, ISO 26.000, SA8000, Millennium Development Goals, SGE 21-Foretica, AA 1000, Equator Principles, among others.)

X

Every two years, the Company prepares and publishes its Sustainability Report, the most recent one published dated January 2011-December 2012 (the report for January 2013 – December 2014 period is in the final stage of preparation), to reinforce the continuous improvement process, enhancing strengths and detecting improvement opportunities to achieve responsible management

In order to guarantee information transparency and objectivity, we continued using the G3 Guidelines of the Global Reporting Initiative, which outline the steps to be followed to prepare Sustainable Reports through qualitative and quantitative indicators allowing measuring the Company’s performance in an objective manner. To supplement, the sector indicator protocol for the electric power industry is used in order to ensure consistency with indicators and results obtained. Upon selecting issues and parameters to prepare the report, the guidelines and recommendations issued by the Argentine Business Council for Sustainable Development (Consejo Empresario Argentino para el Desarrollo Sostenible, CEADS) are followed, as stated in the local chapter of the World Business Council for Sustainable Development, the purpose of which is to promote the “business-sustainable development” relationship. In addition, the different chapters are related to the issues proposed by Global Compact principles and ISO 26000 Standard, to which Edenor adheres regarding concepts and grounds.

PRINCIPLE VII. TO COMPENSATE IN A FAIR AND RESPONSIBLE MANNER

Recommendation VII: Establish clear compensation policies for Administration Body members and first-line managers, with special emphasis on conventional or statutory limitations based on the existence or absence of earnings.

VII.1 The Issuer has a Compensation Committee:		X	The tasks to be performed by a Compensation Committee are currently performed by the Company’s Human Resources Management. Thus, the functions described under VII.2 are fulfilled.
VII.1.1		Not applicable, as stated in VII.1 above
VII.1.2		Not applicable, as stated in VII.1 above
VII.1.3		Not applicable, as stated in VII.1 above
VII.1.4		Not applicable, as stated in VII.1 above
VII.1.5		Not applicable, as stated in VII.1 above
VII.2 Upon the existence of a Compensation Committee, it:
VII.2.1		Not applicable, as stated in VII.1 above
VII.2.2		Not applicable, as stated in VII.1 above
VII.2.3		Not applicable, as stated in VII.1 above
VII.2.4		Not applicable, as stated in VII.1 above
VII.2.5		Not applicable, as stated in VII.1 above
VII.2.6		Not applicable, as stated in VII.1 above
VII.2.7		No aplica, conforme lo informado en VII.1 supra
VII.3 If deemed relevant, mention the policies applied by the Issuer’s Compensation Committee not mentioned in the previous point.		Not applicable
VII.4 In the absence of a Compensation Committee, explain how the functions described in VII.2 are performed within the Governing Board.

Section 5 of Edenor’s Audit Committee Regulations sets forth —among other responsibilities— giving an opinion on the fairness of fee proposals and stock option plans offered by the Board of Directors regarding the Company’s directors and managers. For that purpose, such Committee may perform inquiries —itself or through its advisors— from compensation specialists, so as to ensure that executives receive similar compensation to that of other individuals holding similar positions in Argentina, taking into account the contribution made by each executive and the Company’s general financial position and results of operations.

As to the remaining Company employees, as previously stated, the Human Resources Management, with the aid of the General Director, is in charge of developing and carrying out the relevant process to set compensation.

PRINCIPLE VIII. TO PROMOTE BUSINESS ETHICS
Recommendation VIII: To guarantee ethical behavior at the Issuer.

VIII.1

The Issuer has a Business Code of Conduct. Indicate the main guidelines and whether it is available to the public. Such Code is signed by at least Administration Body members and first-line managers. Indicate whether its enforcement is encouraged on providers and clients.

X

The Company has a Code of Conduct comprising the relationships with clients, providers and Company personnel; it also sets forth the guidelines and obligations related to the custody and protection of its assets, providing a general framework for personnel’s behavior regarding internal information, accounting records and reports. The Code is disclosed and informed to each employee and provider rendering services to the Company, who abide by it. It is also published by including it in the annual report filed by the Company with the SEC through Form 20-F.

VIII.2

The Issuer has mechanisms to receive reports of any unlawful or unethical behavior, either in person or by electronic means, guaranteeing that the information provided is subject to the highest confidentiality and integrity standards, as well as information recording and keeping. Indicate whether the report receipt and assessment service is rendered by Issuer’s personnel or external and independent professionals to provide more protection to accusers.

X

The Company has a “Policy to enable the report of presumed irregularities within the Company” and a “Procedure for report management”; both documents establish a receipt, management and resolution anonymous process. In addition, the abovementioned Code of Conduct makes reference to this issue.

In July 2003, for the purposes of making improvements, the manager of the report channel was standardized with that of the controlling shareholder responsible for receiving reports through the anonymous line, which are later analyzed by Internal Audit.

VIII.3

The Issuer has policies, processes and systems to manage the resolution of the reports mentioned in point VIII.2. Describe the most significant aspects thereof and indicate the level of involvement of the Audit Committee in those resolutions, particularly the reports related to internal control for accounting reports and the behavior of Administration Body members and first-line managers.

X

The Company has the policy and procedure described in the previous point. Both documents describe the process to be followed from report receipt to research conclusion and enforcement of any applicable corrective action. At least every quarter, Internal Audit Management reports the cases received and the resolutions adopted to the Audit Committee. The Committee supervises channel operation and the resolution of reports regarding all issues within its competence.

PRINCIPLE IX: TO BROADEN THE CODE SCOPE
Recommendation IX: Promote the incorporation of provisions contributing to good governance practices into the By-laws.	X

In addition, the Administration Body approves on an annual basis the Corporate Governance Code Report, which is prepared pursuant to current CNV regulations. However, the Company’s Board of Directors considers that the provisions currently included in the Corporate Governance Code should not be reflected in by-laws in full. Taking into account that both by-laws and the report are available to the public through CNV’s website, the capital market transparency principle is met.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 20, 2015